FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 October 2010.

2.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 October 2010.

3.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 4 October 2010.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 October 2010.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 October 2010.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 October 2010.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 October 2010.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 October 2010.

9.	Press release entitled, “Positive Agreement received for approval of VIMOVO in Europe”, dated 11 October 2010.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 October 2010.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 October 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 October 2010.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 October 2010.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 October 2010.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 October 2010.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 October 2010.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 October 2010.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 October 2010.

19.	Press release entitled, “European regulator backs nasal spray vaccine FLUENZ for the prevention of seasonal influenza in children”, dated 22 October 2010.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 October 2010.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 October 2010.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 October 2010.

23.	Press release entitled, “Notice of Results - AstraZeneca's third quarter and nine months results 2010”, dated 27 October 2010.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 October 2010.

25.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2010” (front half), dated 28 October 2010.

26.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2010 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 28 October 2010.

27.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 October 2010.

28.	Press release entitled, “AstraZeneca announces Co-Promotion Agreement with Daiichi Sankyo for NEXIUM in Japan”, dated 29 October 2010.

29.	Press release entitled, “Transactions by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 29 October 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 November 2010	By:	/s/ Adrian C.N. Kemp
Name: Adrian C.N. Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 138,412 ordinary shares of AstraZeneca PLC at a price of 3246 pence per share on 30 September 2010.    Upon the cancellation of these shares, the number of shares in issue will be 1,425,460,199.

A C N Kemp
Company Secretary
01 October 2010

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 139,261 ordinary shares of AstraZeneca PLC at a price of 3226 pence per share on 01 October 2010.    Upon the cancellation of these shares, the number of shares in issue will be 1,425,328,251.

A C N Kemp
Company Secretary
04 October 2010

Item 3

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 September 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,425,467,422 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,425,467,422.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
4 October 2010

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 139,809 ordinary shares of AstraZeneca PLC at a price of 3212 pence per share on 4 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,425,190,385.

A C N Kemp
Company Secretary
5 October 2010

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 138,738 ordinary shares of AstraZeneca PLC at a price of 3238 pence per share on 5 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,425,085,613.

A C N Kemp
Company Secretary
6 October 2010

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 138,609 ordinary shares of AstraZeneca PLC at a price of 3242 pence per share on 6 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,974,042.

A C N Kemp
Company Secretary
7 October 2010

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,538 ordinary shares of AstraZeneca PLC at a price of 3268 pence per share on 7 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,843,541.

A C N Kemp
Company Secretary
8 October 2010

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,544 ordinary shares of AstraZeneca PLC at a price of 3267 pence per share on 8 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,719,132.

A C N Kemp
Company Secretary
11 October 2010

Item 9

POSITIVE AGREEMENT RECEIVED FOR APPROVAL OF VIMOVO
IN EUROPE

AstraZeneca and POZEN Inc. today announced that VIMOVO (naproxen/ esomeprazole magnesium) 500/20 mg modified-release tablets has cleared an important regulatory milestone by receiving positive agreement for approval in 23 countries across the European Union (EU). This follows all 22 Concerned Member States agreeing with the assessment of the Netherlands Health Authority (MEB), acting as the Reference Member State for the Decentralised Procedure (DCP).  It also results in a harmonised Summary of Product Characteristics (SmPC). The Member States will now pursue pricing and reimbursement and national approvals.

VIMOVO is indicated for the symptomatic treatment of osteoarthritis (OA), rheumatoid arthritis (RA), and ankylosing spondylitis (AS) in patients who are at risk for developing non-steroidal anti-inflammatory drug (NSAID)-associated gastric and/or duodenal ulcers and where treatment with lower doses of naproxen or of other NSAIDs is not considered sufficient.

VIMOVO, co-developed by AstraZeneca and POZEN Inc., is a fixed-dose combination of enteric-coated naproxen, a pain-relieving NSAID, and immediate-release esomeprazole, a proton pump inhibitor (PPI). The positive agreement is based on a submission package including data from the pivotal trials PN400-301 and PN400-302, which demonstrated that patients taking VIMOVO experienced significantly fewer endoscopic gastric ulcers, compared to patients receiving enteric-coated naproxen.

“This support for the approval of VIMOVO in Europe is a significant milestone, which we believe will provide a new treatment option for the millions of arthritis patients in the EU at risk for NSAID-associated ulcers,” said Lori Kreamer, Global Products Vice President, AstraZeneca. “In one tablet, VIMOVO offers the proven pain relief of naproxen with built-in ulcer risk reduction.”

Nearly 151 million people worldwide and approximately 28 million people in Europe suffer from OA, which is the most common form of arthritis.  While many patients with OA treat their symptoms with NSAIDs, 50% of chronic NSAID users are at risk of gastrointestinal ulcers.

– ENDS –

NOTES TO EDITORS:

About VIMOVO
VIMOVO (naproxen/esomeprazole magnesium) 500/20 mg modified-release tablets is a fixed-dose combination of enteric-coated naproxen, an NSAID, and immediate-release esomeprazole, a stomach acid-reducing PPI, indicated for the symptomatic treatment of OA, RA, and AS in patients who are at risk for developing NSAID-associated gastric and/or duodenal ulcers and where treatment with lower doses of naproxen or of other NSAIDs is not considered sufficient.

AstraZeneca submitted a Marketing Authorisation Application (MAA) in Europe via the DCP in the EU for VIMOVO on 15 October 2009. The EU Concerned Member States that formed the DCP include: Austria, Belgium, Bulgaria, Czech Republic, Estonia, Finland, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom. Following this positive agreement, the Member States will now work to pursue pricing/reimbursement and national approvals.

On 30 April 2010, the US Food and Drug Administration (FDA) approved VIMOVO for the relief of signs and symptoms of OA, RA, and AS, and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID-associated gastric ulcers.

About OA
OA is the most common form of arthritis. Known as the “wear-and-tear” kind of arthritis, OA is a chronic condition characterised by the breakdown of the joint’s cartilage. Cartilage is the part of the joint that cushions the ends of the bones and allows easy movement of joints. The breakdown of cartilage causes the bones to rub against each other, causing stiffness, pain and loss of movement in the joint.

About RA
RA is a chronic disease, mainly characterised by inflammation of the lining, or synovium, of the joints. It can lead to long-term joint damage, resulting in chronic pain, loss of function and disability.

About AS
AS is a chronic inflammatory disease that primarily causes pain and inflammation of the joints between the vertebrae of the spine and the joints between the spine and pelvis (sacroiliac joints). AS may also cause inflammation and pain in other parts of the body as well.

About POZEN
POZEN Inc., headquartered in Chapel Hill, NC, is a pharmaceutical company committed to transforming medicine that transforms lives.  Since its founding in 1996, POZEN has successfully created novel pharmacologic agents primarily for pain and pain-related conditions by combining existing drug therapies that result in superior patient outcomes.  Moving forward, POZEN is poised to become a model 21st century pharmaceutical company dedicated to ensuring that they produce cost-effective, evidence-based medicines; take a fresh approach to sales, marketing and medical education; and deliver high-quality, affordable pharmaceuticals to their customers. The Company’s common stock is traded on The NASDAQ Stock Market under the symbol “POZN”.  For more detailed company information, including copies of this and other press releases, please visit: www.pozen.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com.

CONTACTS:
Media Enquiries:
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Clive Morris	+44 20 7604 8124 mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

POZEN Inc. Investor Enquiries:
Bill Hodges	P: +1 919 913 1030	E: BHodges@pozen.com

POZEN Inc. Media Enquiries:
Sarah Parsoneault	P: +1 212 798 9775	E: sarah.parsoneault@cohnwolfe.com
Cohn & Wolfe

11 October 2010

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,506 ordinary shares of AstraZeneca PLC at a price of 3292 pence per share on 11 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,623,437.

A C N Kemp
Company Secretary
12 October 2010

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,138 ordinary shares of AstraZeneca PLC at a price of 3301 pence per share on 12 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,525,519.

A C N Kemp
Company Secretary
13 October 2010

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,328 ordinary shares of AstraZeneca PLC at a price of 3345 pence per share on 13 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,424,995.

A C N Kemp
Company Secretary
14 October 2010

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,904 ordinary shares of AstraZeneca PLC at a price of 3331 pence per share on 14 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,405,184.

A C N Kemp
Company Secretary
15 October 2010

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,013 ordinary shares of AstraZeneca PLC at a price of 3329 pence per share on 15 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,360,879.

A C N Kemp
Company Secretary
18 October 2010

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,149 ordinary shares of AstraZeneca PLC at a price of 3349 pence per share on 18 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,291,576.

A C N Kemp
Company Secretary
19 October 2010

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,223 ordinary shares of AstraZeneca PLC at a price of 3323 pence per share on 19 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,218,053.

A C N Kemp
Company Secretary
20 October 2010

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,306 ordinary shares of AstraZeneca PLC at a price of 3321 pence per share on 20 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,424,096,856.

A C N Kemp
Company Secretary
21 October 2010

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,477 ordinary shares of AstraZeneca PLC at a price of 3317 pence per share on 21 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,423,994,351.

A C N Kemp
Company Secretary
22 October 2010

Item 19

EUROPEAN REGULATOR BACKS NASAL SPRAY VACCINE FLUENZ

FOR THE PREVENTION OF SEASONAL INFLUENZA IN CHILDREN

AstraZeneca announced today that the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion on the marketing authorisation application for FLUENZ Influenza Vaccine (Live attenuated, nasal), its nasally administered live attenuated influenza vaccine (LAIV) for prevention of seasonal influenza. The CHMP issued its opinion for marketing this product in Europe for children 24 months to less than 18 years of age.

The Committee’s positive opinion is now referred for a final decision by the European Commission (EC).  The EC, which makes the decision whether to approve a new drug candidate for use in the European Union, typically decides within a few months of the CHMP issuing its opinion.

“Influenza creates a significant medical and economic burden on Europe and throughout the world, and we are hopeful that the future availability and product characteristics of this novel nasal spray influenza vaccine will reduce the spread of influenza around the globe,” said Alex Zukiwski, M.D., MedImmune’s executive vice president and chief medical officer.

The positive opinion was reached after the CHMP reviewed data from 73 global clinical studies and US post-marketing studies of more than 141,000 subjects conducted in 38 countries. Study objectives have included clinical safety and tolerability, clinical efficacy and effectiveness, and immunogenicity.

- ENDS -

NOTES TO EDITORS

About LAIV
Each dose of Fluenz is formulated to contain three live attenuated influenza virus strains, which are weakened so as to not cause illness. The vaccine strains are selected annually by the World Health Organization (WHO) based on anticipated circulating influenza strains for the upcoming season.

The vaccine is administered by spraying into the nose where it induces protective immunity. In several clinical studies it has demonstrated superior efficacy in children 24 months to less than 18 years of age compared to traditional inactivated influenza vaccines that are injected. The most common adverse events for LAIV include runny nose or nasal congestion. The live influenza virus strains used in LAIV are cold-adapted, temperature sensitive and attenuated.

In the US, Fluenz is marketed by MedImmune under the trade name FluMist (Influenza Vaccine Live, Intranasal). FluMist was approved by the US Food and Drug Administration in 2003. The seasonal vaccine is currently approved in a further six countries including Canada.

About Influenza
Influenza is the most common vaccine-preventable disease in the developed world. According to WHO estimates, seasonal influenza results in three to five million cases of severe illness and up to half a million deaths globally each year, primarily among the elderly. Rates of infection are highest among children, with school-aged children significantly contributing to spread of disease to their families, communities and high-risk individuals.

Studies in several European countries have demonstrated that hospitalisation rates associated with influenza are highest in young children including those without underlying medical problems (Weigl et al, 2002; Pitman et al, 2007; Gasparini et al, 2007; Lenglet et al, 2007; Jansen et al, 2007). Based on these accumulated data, many experts include young children among those at high risk for severe influenza disease and influenza-related complications (Heikkinen et al, 2006).

Influenza also has socioeconomic consequences related to both direct and indirect health care costs, including hospitalisations, work absence and loss of work productivity when either a caregiver or child is sick with influenza.

To date, seven EU countries (Finland, Austria, Estonia, Latvia, the state of Saxony in Germany, Slovakia and Slovenia) recommend routinely vaccinating young children against influenza with varying age limits. EU and Member State policymakers continue to evaluate data on the impact of influenza in children to best inform the potential expansion of recommendations.

About MedImmune
MedImmune, the worldwide biologics unit for AstraZeneca PLC, has approximately 3,500 employees worldwide and is headquartered in Gaithersburg, Maryland. For more information, visit MedImmune’s website at www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

CONTACTS
Media Enquiries
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Clive Morris	+44 20 7604 8124 mob: +44 7710 031012

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

22 October 2010

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,515 ordinary shares of AstraZeneca PLC at a price of 3292 pence per share on 22 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,423,858,298.

A C N Kemp
Company Secretary
25 October 2010

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,895 ordinary shares of AstraZeneca PLC at a price of 3307 pence per share on 25 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,423,726,584.

A C N Kemp
Company Secretary
26 October 2010

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,368 ordinary shares of AstraZeneca PLC at a price of 3272 pence per share on 26 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,423,595,500.

A C N Kemp
Company Secretary
27 October 2010

Item 23

AstraZeneca’s third quarter and nine months results 2010

Tomorrow, Thursday, 28 October, AstraZeneca will be announcing third quarter and nine months results for 2010 at 07:00(BST), 08:00(CEST), 02:00am(EDT).

There will be an analyst teleconference at 12:00(BST), 13:00(CEST), 07:00(EDT), for which the numbers are in the UK: 0800 077 8492, for International: +44 (0)844 335 0351, for Sweden: 0200 110 487 and for the US: 1 866 804 8688. These numbers, as well as details of the replay facility available through Friday, 12 November 2010, are available on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investors) and the AstraZeneca Events website: (http://info.astrazenecaevents.com).

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 138,025 ordinary shares of AstraZeneca PLC at a price of 3256 pence per share on 27 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,423,460,196.

A C N Kemp
Company Secretary
28 October 2010

Item 25

AstraZeneca PLC
THIRD QUARTER AND NINE MONTHS RESULTS 2010

London, 28 October 2010

Revenue for the third quarter declined by 2 percent at constant exchange rates (CER) to $7,898 million.

-Strong double-digit sales growth at CER for Crestor, Symbicort and Seroquel XR.

-Revenue in markets outside the US increased by 7 percent at CER, including a 14 percent increase in Emerging Markets.

-As expected, revenue in the US was affected by generic competition for Arimidex, Pulmicort Respules and Toprol-XL, as well as the absence of H1N1 pandemic influenza vaccine revenue that benefited the third quarter 2009.  US revenue was down 13 percent at CER in the third quarter.

Core operating profit in the third quarter was down 10 percent at CER to $3,231 million.

-With the impact from lower revenue being largely mitigated by operating efficiencies and higher other income, the decline in Core operating profit is chiefly the result of a net $285 million adverse movement in gross margin – an intangible asset impairment charge this quarter set against a favourable provision release last year.

Core EPS in the third quarter was down 10 percent at CER to $1.50.

Reported EPS in the third quarter was down 26 percent at CER to $1.08.

-Restructuring costs and legal provisions were higher compared with the third quarter last year, with the largest impact arising from legal provisions totalling $473 million in the third quarter 2010 which are related to ongoing product liability litigation for Seroquel (see Note 5).

Net cash distributions to shareholders for the nine months increased to $4,658 million through dividend payments of $3,361 million and net share repurchases of $1,297 million.

Core EPS target for the full year narrowed to the range of $6.50 to $6.65.

 Financial Summary

Group	3rd Quarter 2010 $m	3rd Quarter 2009 $m	Actual %	CER %	9 Months 2010 $m	9 Months 2009 $m	Actual %	CER %
Revenue	7,898	8,200	-4	-2	24,652	23,859	+3	+2
Reported
Operating Profit	2,406	3,204	-25	-24	9,083	9,218	-1	-3
Profit before Tax	2,258	3,032	-26	-26	8,694	8,643	+1	-2
Earnings per Share	$1.08	$1.46	-26	-26	$4.45	$4.12	+8	+6
Core*
Operating Profit	3,231	3,609	-10	-10	10,738	10,577	+2	-
Profit before Tax	3,083	3,437	-10	-10	10,349	10,002	+3	+2
Earnings per Share	$1.50	$1.68	-11	-10	$5.32	$4.90	+9	+7

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2010 is based.  See pages 11 and 12 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “We remain firmly on track to achieve our full year financial targets. The third quarter performance featured double-digit revenue growth in Emerging Markets.  Revenue also increased in Western Europe and Established Rest of World.  As expected, the impact of generic competition on several products and the absence of pandemic flu vaccine revenue led to a challenging quarter in the US.”

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Revenue in the third quarter was down 2 percent at CER and declined by 4 percent on an actual basis as a result of the negative impact of exchange rate movements.  Revenue in markets outside the US increased by 7 percent, including a 14 percent increase in Emerging Markets.  Revenue in Western Europe was up 3 percent.  Revenue in Established Rest of World was up 5 percent, chiefly on good growth in Canada. As expected, revenue in the US was affected by generic competition for Arimidex, Pulmicort Respules and Toprol-XL, as well as the absence of H1N1 pandemic influenza vaccine revenue that benefited the third quarter 2009.  US revenue was down 13 percent in the third quarter.

Core operating profit in the third quarter was $3,231 million, down 10 percent.  With the impact from the decline in revenue in the quarter being largely mitigated by operating efficiencies and higher other income, the decline in Core operating profit was chiefly due to a net $285 million adverse movement in gross margin.  Core gross margin this quarter was adversely affected by a $128 million charge for impairment of intangible assets related to the decision to discontinue further development of lesogaberan (AZD3355), an investigational compound for GERD.  In contrast, the third quarter 2009 benefited from the release of a provision with respect to the resolution of an issue related to a third party supply contract.

Reported operating profit declined by 24 percent, a larger decline than for Core operating profit; adjustments to Core operating profit were $420 million higher than the third quarter last year, the result of higher restructuring costs and legal provisions.  The third quarter 2010 includes legal provisions totalling $473 million related to ongoing product liability litigation for Seroquel. Of the $473 million, $203 million relates to the agreements in principle that have already been reached to date to resolve more than 18,250 claims.  The balance of $270 million is an additional reserve, which is the aggregate of estimates for settlement costs of outstanding US claims that have not yet been resolved and are still subject to mediation and the anticipated future defence costs associated with resolving all or substantially all of such remaining claims (see Note 5).

Core earnings per share in the third quarter were $1.50 compared with $1.68 in the third quarter 2009, a 10 percent decline at CER, broadly in line with the trend for Core operating profit.  Reported earnings per share in the third quarter were down 26 percent to $1.08, as a result of the same restructuring costs and legal provisions that affected reported operating profit.

Nine Months

Revenue for the nine months increased by 2 percent at CER, but was up 3 percent on an actual basis as a result of the positive impact of exchange rate movements.  Revenue outside the US was up 8 percent, with more than half of this growth generated in Emerging Markets, where revenue was up 16 percent.  Revenue in Western Europe was up 4 percent.  Revenue in Established Rest of World increased by 7 percent.  Revenue in the US was down 5 percent, driven largely by the factors that impacted performance in the third quarter.

Core operating profit was $10,738 million for the nine months, unchanged at CER.  The positive impact from higher revenue combined with lower expenditures in Research and Development were largely offset by lower other income and the unfavourable comparison for gross margin cited in the third quarter commentary.  Reported operating profit was down 3 percent.

Core earnings per share for the nine months were $5.32, an increase of 7 percent, which largely reflects the benefit from the net adjustments to tax provisions ($0.13) in the first quarter 2010 and lower net finance expense.  Reported earnings per share were up 6 percent to $4.45.

Enhancing Productivity

Good progress continues on the previously announced business reshaping programmes.  In the third quarter, $212 million in restructuring costs were charged, bringing the total for the nine months to $777 million.

The first phase of the productivity programme is now largely complete. Since programme inception, the Company is on track to achieve $2.4 billion in annual benefits by the end of 2010. The second phase is to be completed over the 2010-14 time frame, with the realisation of a further $1.9 billion in annual benefits expected by the end of 2014.  Restructuring charges of $2.0 billion are anticipated between 2010 and 2013, with approximately 60 percent to be taken in 2010, and most of the remainder by 2011.  The 2010 phasing of costs and benefits to date remains broadly in line with these estimates.

Dividends and Share Repurchases

To date, the Company has now completed net share repurchases of $1,297 million towards its target of $2 billion in net share repurchases in 2010.  The Group has repurchased 36.1 million shares for a total of $1,742 million in the first nine months, whilst 10.7 million shares were issued in consideration of share option exercises for a total of $445 million. The total number of shares in issue at 30 September 2010 was 1,425 million.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Half Year 2010 results announcement, and remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Significant pipeline developments since the half year update include:

Brilinta/Brilique

On 24 September, AstraZeneca announced that the Committee for Medicinal Products for Human Use (CHMP) in Europe issued a positive opinion on the marketing authorisation application for Brilique (ticagrelor) for the prevention of atherothrombotic events in adult patients with Acute Coronary Syndromes (ACS). The positive opinion by the Committee is now referred for a final decision by the European Commission. The European Commission, which makes the decision whether to approve a new drug candidate for use in the European Union, typically renders its decision within a few months of the CHMP issuing its opinion.

On 15 September, the Company announced that the US Food and Drug Administration (FDA) has extended the time to complete its review of the New Drug Application (NDA) for Brilinta (ticagrelor).  Accordingly, the FDA extended the Prescription Drug User Fee Act (PDUFA) date from 16 September 2010 to 16 December 2010. AstraZeneca will continue to work closely with the FDA to support the review of the ticagrelor NDA.

On 1 October 2010, AstraZeneca announced the initiation of a large, international, clinical outcomes study for ticagrelor in collaboration with the Brigham and Women’s Hospital-based Thrombolysis in Myocardial Infarction (TIMI) Study Group. The PEGASUS-TIMI 54 study is scheduled to begin patient enrolment during the fourth quarter 2010.

Current treatment guidelines for ACS patients recommend dual antiplatelet therapy for up to twelve months post-event, followed by longer-term treatment with aspirin alone.

The PEGASUS-TIMI 54 study will examine the long-term efficacy and safety of ticagrelor in patients who have sustained a heart attack from one to three years prior to enrolment. Such individuals are at substantially increased risk for another cardiovascular event.  The study aims to determine in this group of patients if treatment with ticagrelor and aspirin will further reduce the risk of subsequent cardiovascular events compared to aspirin alone.

Vimovo

On 11 October, AstraZeneca and POZEN Inc. announced that Vimovo (naproxen/esomeprazole magnesium) 500/20mg modified-release tablets has cleared an important regulatory milestone by receiving positive agreement for approval in 23 countries across the European Union (EU). This follows all 22 Concerned Member States agreeing with the assessment of the Netherlands Health Authority, acting as the Reference Member State for the Decentralised Procedure.  It also results in a harmonised Summary of Product Characteristics.  The Member States will now pursue pricing and reimbursement and national approvals.

Vimovo, co-developed by POZEN Inc. and AstraZeneca, is indicated in Europe for the symptomatic treatment of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis in patients who are at risk for developing non-steroidal anti-inflammatory drug (NSAID)-associated gastric and/or duodenal ulcers and where treatment with lower doses of naproxen or of other NSAIDs is not considered sufficient.

Lesogaberan (AZD3355)

Based on a review of phase II dose finding study results with the reflux inhibitor lesogaberan (AZD3355), a GABAB agonist under investigation for the treatment of gastroesophageal reflux disease, AstraZeneca has decided to terminate development of this compound.

Lesogaberan was one of the pipeline assets covered by the Merck exit arrangements (see Note 6).  As a result of the termination of further development, the intangible asset associated with this project has been impaired, resulting in a $128 million charge to cost of sales in the third quarter.

Zibotentan

On 27 September, AstraZeneca announced that a study evaluating zibotentan for the treatment of men with metastatic castration resistant prostate cancer (CRPC) did not show a significant improvement in the primary endpoint of overall survival.

Study 14 was a randomised, placebo controlled phase III study which evaluated zibotentan 10mg added to standard of care treatment in 594 patients with metastatic CRPC. The safety and tolerability profile of zibotentan in this trial was in line with previous studies.

Based on this study result, AstraZeneca plans no regulatory submissions for zibotentan at this time. The zibotentan ENTHUSE trial programme includes two other ongoing studies with zibotentan in different CRPC settings. The full results of study 14 will be published in 2011.

Vandetanib

On 23 September, AstraZeneca announced that the US FDA and the European Medicines Agency (EMA) have accepted regulatory submissions for review of the investigational drug vandetanib in the treatment of patients with advanced medullary thyroid cancer (MTC). The FDA also granted priority review status for the NDA and set a PDUFA action date of 7 January 2011.  The Oncologic Drugs Advisory Committee of the FDA is scheduled to discuss the NDA at its meeting on 2 December 2010.

The submissions are supported by the results from the ZETA study evaluating the safety and efficacy of vandetanib compared to placebo in patients with advanced MTC. MTC accounts for 5 percent of all thyroid cancers.  The American Cancer Society estimates that more than 44,000 new cases of thyroid cancer will be diagnosed in the United States in 2010.  Across Europe the incidence is over 50,000 cases per year.

AstraZeneca is consulting with regulatory authorities on a proposed trade name for vandetanib.

Dapagliflozin

Dapagliflozin, an investigational compound, is a first-in-class sodium-glucose cotransporter-2 (SGLT2) inhibitor and is currently in Phase III trials under joint development by AstraZeneca and Bristol-Myers Squibb as a once-daily oral therapy for the treatment of adult patients with type 2 diabetes. SGLT2 inhibitors, which act independently of insulin mechanisms, facilitate the excretion of glucose and associated calories in the urine, thereby lowering blood glucose levels.

In September 2010, at the European Association for the Study of Diabetes meeting in Stockholm, AstraZeneca and Bristol-Myers Squibb presented data from two Phase III studies of dapagliflozin. Data from a 24-week study demonstrate that dapagliflozin improved glycosylated hemoglobin levels (HbA1c) when added to glimepiride in adults with type 2 diabetes, compared to glimepiride alone. Data from a 52-week study demonstrate that dapagliflozin plus metformin was similar to glipizide plus metformin in improving HbA1c in adults with type 2 diabetes. In addition, the data demonstrated that dapagliflozin plus metformin reduced total body weight, compared to increases in body weight reported with glipizide, and reduced the number of patients reporting one or more hypoglycemic events.

A planned analysis of cardiovascular (CV) event data from the phase III dapagliflozin development programme, mandated by the new FDA guidelines, was recently completed.  Based on this analysis, the Companies believe the data meet the guidance set forth by the FDA regarding assessment of CV risk and thus are deemed sufficient to support a filing. Therefore, the Companies continue to progress the global development plan and are targeting US and EU regulatory filings by the end of 2010/early 2011.

ONGLYZATM fixed dose combination with metformin

In August 2010, the Marketing Authorisation Application for a fixed dose combination of ONGLYZATM plus metformin immediate release tablets as a treatment for adults with type 2 diabetes was validated by the European Medicines Agency.

In March 2010, AstraZeneca and Bristol-Myers Squibb announced that the US FDA has accepted for review an NDA for an investigational fixed dose combination of ONGLYZATM plus metformin HCl extended-release tablets.  The PDUFA date for the review is 29 October 2010.

Seroquel XR

On 11 September, AstraZeneca announced that the European Commission has issued a positive decision for the approval of once-daily Seroquel XR (quetiapine fumarate) Extended Release Tablets as an add-on treatment of major depressive episodes in patients with Major Depressive Disorder (MDD) who have had sub-optimal response to antidepressant monotherapy.

This decision follows a positive recommendation by the European Union CHMP in April of this year.  AstraZeneca has secured approval in the 17 member states that took part in the original Mutual Recognition Procedure.  For other member states timelines will vary.

The Company has withdrawn the mutual recognition procedure application for Seroquel XR for generalised anxiety disorder.

Motavizumab

On 30 August, AstraZeneca announced that MedImmune, its biologics unit, has received a second complete response letter (CRL) on motavizumab from the US FDA.  Based on the preliminary assessment of the CRL, it contains the following requirements that the Company should address to advance the motavizumab registration:

•	The FDA has requested evidence from an additional clinical trial that supports a satisfactory risk/benefit profile in the population(s) for which the prophylaxis indication is being requested.

The Company continues to believe in the clinical benefit of motavizumab, and will conduct a complete review of the CRL, continue ongoing constructive dialogue with the FDA as well as make a decision regarding next steps in due course.

As previously disclosed, the Group holds intangible assets of $445 million relating specifically to motavizumab, which may be subject to impairment following completion of the Group’s analysis of the CRL. Any impairment would be excluded from Core earnings.

Fluenz

On 22 October, AstraZeneca announced that the European Union CHMP issued a positive opinion on the marketing authorisation application for Fluenz Influenza Vaccine (Live Attenuated, Nasal) its nasally administered live attenuated influenza vaccine (LAIV) for prevention of seasonal influenza. The CHMP issued its opinion for marketing this product in Europe for children 24 months to less than 18 years of age.

The Committee’s positive opinion is now referred for a final decision by the European Commission, which typically renders its decision on whether to approve a new drug candidate for use in the European Union within a few months of the CHMP issuing its opinion.

Fostamatinib

On 29 September 2010, the Company announced the enrollment of the first patient in the Phase III clinical development programme for fostamatinib, a novel oral Syk inhibitor.  The Phase III programme, called OSKIRA (Oral Syk Inhibition in Rheumatoid Arthritis), is designed to investigate fostamatinib as a treatment for rheumatoid arthritis (RA) in patients with an inadequate response to disease modifying anti-rheumatic drugs (DMARDs), including methotrexate (MTX).

The OSKIRA clinical trial programme will include three pivotal Phase III studies assessing the efficacy and tolerability of fostamatinib: two 12-month studies examining the effect of fostamatinib on patients responding inadequately to DMARDs including MTX, and a six-month study assessing the effect of fostamatinib on patients who have previously responded inadequately to anti-TNF therapy. The fostamatinib programme will also include long-term safety extension studies involving more than 2,000 of the patients recruited during the course of the Phase II and III programmes.

Future Prospects

As expected, the third quarter presented some challenging revenue and Core Earnings comparisons compared with the third quarter last year.  The continued good revenue growth in markets outside the US was more than offset by a US performance that included the anticipated adverse impact of generic competition in the US and the absence of H1N1 pandemic flu vaccine revenues.  Gross margin also reflected the adverse impact from the intangible impairment in the third quarter this year, compared with the provision release that benefited gross margin in the third quarter 2009.

The Company still expects demanding revenue and Core EPS comparisons to carry into the fourth quarter.  Nevertheless, based on the year to date performance and the outlook for the rest of the year, revenue for the full year is now likely to be broadly unchanged in constant currency terms compared with full year 2009.  Based on the January 2010 average exchange rates for our principal currencies, the target for Core EPS for the full year is in the range of $6.50 to $6.65, a narrowing of the previous $6.35 to $6.65 guidance range.

This target takes no account of the likelihood that average exchange rates for the remainder of 2010 may differ materially from the January 2010 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2009 results announcement, and can be found on the AstraZeneca web site.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Third Quarter		CER %	Nine Months		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Nexium	1,242	1,243	+2	3,738	3,681	-
Losec/Prilosec	233	240	-4	743	696	+3
Total	1,512	1,517	+1	4,588	4,458	+1

•
In the US, Nexium sales in the third quarter were $682 million, down 1 percent compared with the third quarter last year.  Dispensed retail tablet volume declined by around 4 percent, although Nexium market share of dispensed units is down only 0.3 percentage points in September 2010 compared with December 2009.  Average realised selling prices for Nexium were around 4 percent higher than the third quarter last year.

•	Nexium sales in the US for the nine months were down 4 percent to $2,030 million.
•
Nexium sales in other markets in the third quarter were up 5 percent to $560 million.  Sales in Emerging Markets increased by 16 percent, including 47 percent growth in China.  Sales in Established Rest of World were up 5 percent, on 19 percent growth in Canada.  Sales in Western Europe were up 1 percent. In Germany, several generic esomeprazole products were launched during September and October 2010. On 15 October 2010, AstraZeneca filed requests for preliminary injunctions to restrain the companies from marketing and selling these products in Germany.

•	Nexium sales in other markets were up 7 percent for the nine months to $1,708 million.
•	Prilosec sales in the US were down 56 percent in the third quarter and were down 24 percent for the nine months. Sales for the nine months in the US were $38 million.
•
Sales of Losec in the Rest of World were unchanged at CER in the third quarter at $225 million.  Sales in China were up 23 percent.  Losec sales in the Rest of World were up 5 percent for the nine months to $705 million.

Cardiovascular
	Third Quarter		CER %	Nine Months		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Crestor	1,374	1,147	+20	4,104	3,245	+23
Seloken /Toprol-XL	273	414	-34	957	1,119	-16
Atacand	359	370	+1	1,108	1,049	+4
Plendil	63	60	+5	192	181	+4
Zestril	35	47	-21	117	141	-17
ONGLYZATM	19	9	+111	37	9	n/m
Total	2,249	2,191	+4	6,916	6,149	+10

•
In the US, Crestor sales in the third quarter were up 20 percent to $626 million.  Crestor total prescriptions increased by 12 percent, nearly five times the statin market growth.  Crestor share of total prescriptions continued to increase, reaching 12 percent in September 2010.  Crestor dynamic share (new and switch patients) is now 15.4 percent, second only to generic simvastatin.

•	US sales for Crestor for the nine months increased by 22 percent to $1,888 million.
•
Crestor sales in Rest of World were up 21 percent to $748 million in the third quarter on volume growth that is well ahead of the statin market.  Sales in Western Europe were up 16 percent on good growth in France and Italy and a strong launch uptake in Spain.  Sales in Established ROW were up 25 percent on strong growth in Canada, Japan and Australia.  Sales in Emerging Markets were up 23 percent.

•	Crestor sales in the Rest of World were up 25 percent to $2,216 million for the nine months.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, declined by 49 percent in the third quarter to $149 million.  Total prescriptions for the franchise were down 33 percent, reflecting the additional competition from the launch of the 100mg and 200mg dosage forms by Watson in early May and from the launch of the Wockhardt generic in August.  Ex-factory volume was also lower compared with the third quarter last year, which included pipeline filling for the authorised generic that followed a return to full supply.  It remains difficult to ascertain when additional generic entrants may be approved in the US market.

•	Toprol-XL franchise sales in the US for the nine months were down 26 percent to $571 million.
•
Sales of Seloken in other markets were up 3 percent in the third quarter and increased 6 percent for the nine months.  Sales in Emerging Markets increased by 8 percent in the third quarter, and were up 14 percent for the nine months.

•	US sales for Atacand were down 26 percent in the third quarter to $52 million, and were down 16 percent for the nine months.
•
Atacand sales in Rest of World were up 7 percent in the third quarter to $307 million.  For the year to date, those sales increased by 8 percent, chiefly on growth in Emerging Markets, where sales were up 21 percent for the nine months.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $19 million in the third quarter and $37 million for the nine months.  Alliance revenue in the US was $16 million in the third quarter.  ONGLYZATM share of total prescriptions in the US DPP4 market reached 9.1 percent in the week ending 15 October.  ONGLYZATM share of patients newly starting DPP4 treatment was 24.5 percent.

Respiratory and Inflammation

	Third Quarter		CER %	Nine Months		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Symbicort	640	562	+19	2,005	1,628	+22
Pulmicort	180	320	-43	639	923	-32
Rhinocort	55	63	-13	175	199	-14
Oxis	15	16	-	48	44	+7
Accolate	17	17	-	50	49	-
Total	936	1,009	-4	3,013	2,941	+1

•
Symbicort sales in the US were $175 million in the third quarter, a 40 percent increase over last year.  Symbicort share of new prescriptions for fixed combination products increased to 19.3 percent in September 2010, up another 0.4 percentage points since the beginning of the quarter.  Market share of patients new to combination therapy is 26 percent.

•	US sales of Symbicort for the nine months were $529 million, an increase of 58 percent.
•
Symbicort sales in other markets in the third quarter were $465 million, 13 percent ahead of the third quarter last year.  Sales in Established Rest of World increased by 56 percent, reflecting the launch in Japan where volume share is now over 20 percent.  Sales in Emerging Markets were up 26 percent.  Sales in Western Europe were up 4 percent.

•	Symbicort sales in the Rest of World were up 13 percent to $1,476 million for the nine months.
•
US sales for Pulmicort in the third quarter were down 71 percent to $61 million, as a result of the launch of the Teva generic budesonide inhaled suspension (BIS) product in December 2009.  Pulmicort Respules share of dispensed BIS prescriptions was 17 percent in the quarter.

•	US sales of Pulmicort for the nine months were down 59 percent to $237 million.
•	Sales of Pulmicort in the Rest of World for the nine months were up 12 percent to $402 million on a 36 percent increase in Emerging Markets.

Oncology
	Third Quarter		CER %	Nine Months		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Arimidex	284	476	-38	1,234	1,422	-14
Casodex	137	174	-23	431	655	-36
Zoladex	268	282	-5	813	786	-1
Iressa	102	75	+33	278	218	+24
Faslodex	84	67	+31	234	190	+24
Nolvadex	21	22	-9	64	64	-5
Total	899	1,099	-18	3,063	3,349	-10

•
In the US, sales of Arimidex were down 80 percent in the third quarter to $43 million following a number of generic approvals at the end of June 2010.  Total prescriptions for Arimidex were down 81 percent in the quarter.

•	US sales for Arimidex for the nine months were down 28 percent to $472 million.
•
Arimidex sales in other markets were down 4 percent in the third quarter to $241 million. Under the terms of the European Union Paediatric Regulation, the Supplementary Protection Certificate (SPC) Extensions received in 12 applicable EU Member States (including France, Italy and the UK) have extended market exclusivity from August 2010 until February 2011.  ROW sales for the nine months were $762 million, down 2 percent.

•
Casodex sales in the US in the third quarter were down 79 percent to $3 million, as a result of generic competition that began in the third quarter last year.  Casodex sales in the US for the nine months were down 89 percent to $14 million.

•
Casodex sales in the Rest of World in the third quarter were down 18 percent to $134 million, chiefly on generic erosion in Western Europe and Japan.  Sales for the nine months in Rest of World were down 23 percent to $417 million.

•
Iressa sales increased by 24 percent to $278 million for the nine months, including $29 million of sales in Western Europe.  Sales in Japan were up 7 percent.  Sales in Emerging Markets were up 19 percent, including a 22 percent increase in China.

•	Faslodex sales for the nine months increased by 17 percent in the US to $98 million and grew by 29 percent in the Rest of World to $136 million.

Neuroscience
	Third Quarter		CER %	Nine Months		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Seroquel	1,303	1,231	+7	3,962	3,605	+9
Seroquel IR	1,024	1,039	-1	3,124	3,130	-1
Seroquel XR	279	192	+50	838	475	+76
Zomig	103	111	-5	318	319	-1
Vimovo	5	-	n/m	5	-	n/m
Total	1,644	1,578	+5	4,998	4,601	+8

•
In the US, Seroquel franchise sales were up 10 percent to $936 million in the third quarter.  Total prescriptions for the Seroquel franchise increased by 0.6 percent in the third quarter.  Total prescriptions for Seroquel XR increased by 73 percent, accounting for 15 percent of prescriptions for the franchise in the US.  Market share for the Seroquel franchise was a market-leading 30.8 percent in September 2010 (down 17 basis points from June 2010).

•	US sales for Seroquel for the nine months were $2,814 million, 11 percent ahead of last year.
•
Seroquel franchise sales in the Rest of World were $367 million in the third quarter, a 1 percent increase.  Sales of Seroquel XR increased by 35 percent, and now account for 33.5 percent of franchise sales outside the US.  Seroquel franchise sales were down 4 percent in Established ROW, reflecting the phasing of shipments to our marketing partner in Japan partially offset by some growth in Canada now that generic erosion on the immediate release formulation has stabilised following loss of exclusivity in 2008. Seroquel franchise sales were up 10 percent in Emerging Markets.  Franchise sales were unchanged in Western Europe.

•	For the nine months, Seroquel sales in the Rest of World increased by 6 percent to $1,148 million.

•	Vimovo sales in the US were $5 million in the third quarter, reflecting trade stocking ahead of sales force promotion that commenced in September 2010.

Infection and Other
	Third Quarter		CER %	Nine Months		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Synagis	139	82	+70	641	681	-6
Merrem	204	221	-5	634	636	-3
FluMist	120	92	+30	123	94	+31
Non seasonal flu vaccine	-	152	n/m	39	152	-74
Total	493	582	-14	1,520	1,676	-10

•
In the US, sales of Synagis for the nine months were down 29 percent to $370 million, the majority of which were recorded during the RSV season in the first quarter, which was negatively impacted by the new guidelines published by the COID.  Outside the US, Synagis sales were up 67 percent to $271 million, reflecting timing differences in shipments to Abbott, our international distributor, rather than underlying sales trends.

•	Sales of FluMist were $120 million, a 30 percent increase over the third quarter last year.
•
There was no revenue recorded in the third quarter for US government orders for Live Attenuated Influenza Vaccine (LAIV) against Novel Influenza A (H1N1).  This strain has now been incorporated into the traditional seasonal influenza vaccine.

This project has been funded in whole or in part with Federal funds from HHS/ASPR/BARDA, under Contract No. HHS01002009000021.

Geographic Sales
	Third Quarter		CER %	Nine Months		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
US	3,179	3,659	-13	10,273	10,831	-5
Western Europe	2,150	2,286	+3	6,821	6,696	+4
Established ROW*	1,262	1,109	+5	3,701	3,146	+7
Emerging ROW	1,307	1,146	+14	3,857	3,186	+16

*	Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue was down 13 percent in the third quarter, as a result of generic competition for Arimidex, Toprol-XL and Pulmicort Respules as well as the absence of H1N1 pandemic influenza vaccine revenues that benefited the third quarter 2009.  There was strong growth for Crestor, Seroquel XR and Symbicort.

•
Revenue in Western Europe was up 3 percent in the third quarter, as good volume growth was partially offset by price reductions chiefly related to government interventions.  Much of the volume growth was attributable to Crestor, Seroquel XR and Symbicort.

•
Revenue in Established Rest of World was up 5 percent in the third quarter, largely the result of a 19 percent increase in Canada which was driven by Crestor. Revenue in Japan was up 1 percent, as good volume growth fuelled by Crestor and the Symbicort launch was largely offset by the impact of the biennial price reductions across the portfolio.

•
Revenue in Emerging Rest of World was up 14 percent.  Revenue in Emerging Europe was up 7 percent, as very strong volume growth was attenuated by price reductions, chiefly in Turkey.  Revenue in China was up 27 percent on good growth for the PPI franchise, oncology and cardiovascular products.  Revenue in Other Emerging ROW was up 17 percent, driven by Atacand, Nexium and Crestor.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain items, such as charges and provisions related to our global restructuring and synergy programmes, amortisation and  impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 37 of our Annual Report and Form 20-F Information 2009.

Third Quarter
All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2010	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2010	Core 2009	Actual %	CER %
Revenue	7,898	-	-	-	-	7,898	8,200	(4)	(2)
Cost of Sales	(1,524)	19	-	-	-	(1,505)	(1,239)
Gross Profit	6,374	19	-	-	-	6,393	6,961	(8)	(7)
% sales	80.7%					80.9%	84.9%	-4.0	-4.2
Distribution	(82)	-	-	-	-	(82)	(73)	12	12
% sales	1.0%					1.0%	0.9%	-0.1	-0.1
R&D	(1,077)	91	-	-	-	(986)	(1,049)	(6)	(5)
% sales	13.6%					12.5%	12.8%	+0.3	+0.3
SG&A	(3,011)	102	115	-	478	(2,316)	(2,373)	(2)	(1)
% sales	38.1%					29.3%	28.9%	-0.4	-0.4
Other Income	202	-	20	-	-	222	143	54	56
% sales	2.5%					2.8%	1.7%	+1.1	+1.0
Operating Profit	2,406	212	135	-	478	3,231	3,609	(10)	(10)
% sales	30.5%					40.9%	44.0%	-3.1	-3.4
Net Finance Expense	(148)	-	-	-	-	(148)	(172)
Profit before Tax	2,258	212	135	-	478	3,083	3,437	(10)	(10)
Taxation	(704)	(66)	(28)	-	(124)	(922)	(993)
Profit after Tax	1,554	146	107	-	354	2,161	2,444	(12)	(11)
Non-controlling Interests	(6)	-	-	-	-	(6)	(6)
Net Profit	1,548	146	107	-	354	2,155	2,438	(12)	(11)
Weighted Average Shares	1,437	1,437	1,437	1,437	1,437	1,437	1,449
Earnings per Share	1.08	0.10	0.08	-	0.24	1.50	1.68	(11)	(10)

Revenue declined by 2 percent to $7,898 million.

Core gross margin of 80.9% was 4.2 percentage points lower than last year.  The charge for impairment of intangible assets related to lesogaberan (AZD3355) (1.6 percentage points) and the 2009 benefit from the release of a provision with respect to the resolution of an issue related to a third party supply contract (1.9 percentage points) were responsible for the majority of the decline. The remaining decline was as a result of higher royalty payments (0.9 percentage points) which were only partially offset by favourable mix and operating efficiencies (0.1 percentage points) and lower payments to Merck (0.1 percentage points).

Core SG&A costs of $2,316 million were 1 percent lower than last year. Investments in Emerging Markets and recently launched brands were more than offset by operational efficiencies across Established Markets.

Core other income of $222 million was $79 million higher than last year including royalties received from sales of Teva’s generic version of Pulmicort Respules.

Core Pre-R&D Operating Margin was 53.4 percent, down 3.7 percentage points, with higher other income more than offset by the lower gross margin described above.

Core R&D expenditure was $986 million, 5 percent lower than last year, with continued investment in biologics being more than offset by reduced activity across the small molecule portfolio and efficiencies.

Core operating profit was $3,231 million, down 10 percent. In comparison with last year against the dollar, the euro was 10 percent weaker (reducing sales and costs), the Swedish krona was unchanged (neutral to costs) and sterling was 6 percent weaker (reducing costs). Core operating margin decreased by 3.4 percentage points to 40.9 percent as a result of the negative impact on gross margin from an intangible asset impairment charge this quarter compared with the gross margin in the third quarter 2009, which included the release of a provision that benefited gross margin.

Core earnings per share in the third quarter were $1.50, down 10 percent, in line with operating profit.

Reported operating profit was down 24 percent to $2,406 million. Reported earnings per share were $1.08 down 26 percent as a result of the factors affecting Core earnings per share, higher restructuring costs and legal provisions, with the largest impact arising from legal provisions totalling $473 million in the third quarter 2010 which are related to ongoing product liability litigation for Seroquel.

Nine Months
All financial figures in table, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2010	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2010	Core 2009	Actual %	CER %
Revenue	24,652	-	-	-	-	24,652	23,859	3	2
Cost of Sales	(4,630)	110	-	-	-	(4,520)	(3,971)
Gross Profit	20,022	110	-	-	-	20,132	19,888	1	-
% sales	81.2%					81.7%	83.4%	-1.7	-1.8
Distribution	(248)	-	-	-	-	(248)	(207)	19	16
% sales	1.0%					1.0%	0.9%	-0.1	-0.1
R&D	(3,388)	463	-	-	-	(2,925)	(3,064)	(5)	(6)
% sales	13.7%					11.9%	12.9%	+1.0	+1.0
SG&A	(7,923)	204	327	-	493	(6,899)	(6,825)	1	-
% sales	32.1%					28.0%	28.6%	+0.6	+0.6
Other Income	620	-	58	-	-	678	785	(14)	(14)
% sales	2.5%					2.8%	3.3%	-0.5	-0.5
Operating Profit	9,083	777	385	-	493	10,738	10,577	2	-
% sales	36.9%					43.6%	44.3%	-0.7	-0.8
Net Finance Expense	(389)	-	-	-	-	(389)	(575)
Profit before Tax	8,694	777	385	-	493	10,349	10,002	3	2
Taxation	(2,245)	(201)	(74)	-	(127)	(2,647)	(2,892)
Profit after Tax	6,449	576	311	-	366	7,702	7,110	8	6
Non-controlling Interests	(17)	-	-	-	-	(17)	(14)
Net Profit	6,432	576	311	-	366	7,685	7,096	8	6
Weighted Average Shares	1,445	1,445	1,445	1,445	1,445	1,445	1,448
Earnings per Share	4.45	0.40	0.22	-	0.25	5.32	4.90	9	7

Revenue grew by 2 percent to $24,652 million.

Core gross margin of 81.7 percent was 1.8 percentage points lower than last year. The third quarter intangible impairment (0.5 percentage points), the 2009 benefit from the release of a provision with respect to the resolution of an issue related to a third party supply contract (0.7 percentage points), higher royalty payments (0.4 percentage points) and regional and product mix factors (0.4 percentage points) were only partially offset by lower payments to Merck (0.2 percentage points).

Core SG&A costs of $6,899 million were flat at CER compared with last year. Investments in Emerging Markets and recently launched brands together with higher legal costs were mostly offset by operational efficiencies across Established Markets.

Core other income of $678 million was $107 million lower than last year chiefly as a result of the prior year Nordic OTC and Abraxane® disposal gains only being partially offset by royalties received from sales of Teva’s generic version of Pulmicort Respules.

Core Pre-R&D Operating Margin was 55.5 percent, down 1.8 percentage points, with the lower gross margin and lower disposals within other income only partially offset by the leverage from revenue growth and efficiencies within SG&A.

Core R&D expenditure was $2,925 million, 6 percent lower than last year, as the increased investment in biologics was more than offset by lower intangible impairments and project costs and efficiencies. The lower project costs reflect several late stage projects completing their trials.

Core operating profit was $10,738 million, flat at CER. Core operating margin declined by 0.8 percentage points to 43.6 percent as a result of lower R&D expenditure and operational efficiencies which were more than offset by the third quarter items within gross margin.

Core earnings per share in the first nine months were $5.32, up 7 percent, with operating performance boosted by lower net finance expense and a lower effective tax rate largely due to the first quarter net adjustments to tax provisions ($0.13).

Reported operating profit was down 3 percent to $9,083 million. Reported earnings per share were $4.45, up 6 percent, as a result of the factors affecting Core earnings per share partially offset by higher restructuring costs.

Finance Income and Expense

Net finance expense was $389 million for the year to September, versus $575 million in 2009 ($148 million for the quarter, versus $172 million for the third quarter of 2009). Fair value gains of $6 million were recorded on the long-term bonds in the year to September, versus fair value losses of $130 million for the first nine months of 2009 ($2 million loss for the quarter versus $30 million loss for quarter three 2009). In addition to this, there is reduced interest payable on lower debt balances, and slightly increased returns from higher cash and cash equivalent balances.

Taxation

The effective tax rate for the third quarter is 31.2 percent (2009 30.0 percent) and 25.8 percent for the first nine months (2009 30.8 percent).  As previously disclosed, the effective tax rate has benefited from an adjustment in respect of prior periods following the announcement in February that AstraZeneca had settled a long-running transfer pricing issue and certain other outstanding UK tax matters with the UK Tax Authorities.  The effect of this settlement and developments in other transfer pricing matters resulted in a net benefit to earnings of $194 million which was reported in the first quarter.  For the full year, the Company anticipates the tax rate to be around 27 percent.

Cash Flow

Cash generated from operating activities was $7,120 million for the nine months to 30 September 2010, compared with $7,657 million in the corresponding period of 2009.  The reduction of $537 million is primarily driven by legal settlement payments relating to Seroquel sales and marketing practices and Average Wholesale Price litigation in the US of $645 million, partially offset by a stronger underlying performance.

Net cash outflows from investing activities were $1,888 million in the nine months compared with $572 million in 2009. The increase of $1,316 million is due primarily to higher net payments on externalisation activities of $1,472 million (including the Merck First Option payment of $647 million).

Net cash distributions to shareholders increased to $4,658 million (from $2,892 million in 2009) through dividend payments of $3,361 million and net share repurchases of $1,297 million.

Debt and Capital Structure

As at 30 September 2010, gross debt (including loans, short-term borrowings and overdrafts) was $10,607 million (31 December 2009: $11,063 million).  The reduction in gross debt of $456 million during the first nine months of the year was principally due to the repayment on maturity of the Euro 500 million 18-month bond issued in July 2008, partially offset by an increase in short-term borrowings and overdrafts.  Of the gross debt at 30 September 2010, $1,376 million is due within one year (31 December 2009: $1,926 million). Net funds of $1,307 million have increased by $772 million since 31 December 2009 as a result of the net cash inflow during the nine months to 30 September 2010 as described above.

Calendar

27 January 2011	Announcement of fourth quarter and full year 2010 results
28 April 2011	Announcement of first quarter 2011 results
28 April 2011	Annual General Meeting
28 July 2011	Announcement of second quarter and half year 2011 results
27 October 2011	Announcement of third quarter and nine months 2011 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7604 8236
	Sarah Lindgreen (London)	(020) 7604 8033
	Tony Jewell (Wilmington)	(302) 885 4594
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hård (London)	(020) 7604 8123
	Jonathan Hunt (London)	(020) 7604 8122
	Clive Morris (London)	(020) 7604 8124
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 26

Condensed Consolidated Statement of Comprehensive Income

For the nine months ended 30 September	2010 $m	2009 $m
Revenue	24,652	23,859
Cost of sales	(4,630)	(4,110)
Gross profit	20,022	19,749
Distribution costs	(248)	(207)
Research and development	(3,388)	(3,095)
Selling, general and administrative costs*	(7,923)	(7,867)
Other operating income and expense	620	638
Operating profit	9,083	9,218
Finance income	376	332
Finance expense	(765)	(907)
Profit before tax	8,694	8,643
Taxation	(2,245)	(2,661)
Profit for the period	6,449	5,982
Other comprehensive income:
Foreign exchange arising on consolidation	13	430
Foreign exchange differences on borrowings forming net investment hedges	63	(95)
Gain on cash flow hedge in connection with debt issue	1	-
Net available for sale gains taken to equity	-	2
Actuarial loss for the period	(384)	(65)
Income tax relating to components of other comprehensive income	84	56
Other comprehensive income for the period, net of tax	(223)	328
Total comprehensive income for the period	6,226	6,310

Profit attributable to:
Owners of the parent	6,432	5,968
Non-controlling interests	17	14
	6,449	5,982

Total comprehensive income attributable to:
Owners of the parent	6,193	6,293
Non-controlling interests	33	17
	6,226	6,310

Basic earnings per $0.25 Ordinary Share	$4.45	$4.12
Diluted earnings per $0.25 Ordinary Share	$4.43	$4.12
Weighted average number of Ordinary Shares in issue (millions)	1,445	1,448
Diluted average number of Ordinary Shares in issue (millions)	1,452	1,449

* 2010 includes a provision of $473 million with respect to Seroquel product liability claims (see Note 5). 2009 includes provisions totalling $538 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 5).

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 September	2010 $m	2009 $m
Revenue	7,898	8,200
Cost of sales	(1,524)	(1,263)
Gross profit	6,374	6,937
Distribution costs	(82)	(73)
Research and development	(1,077)	(1,056)
Selling, general and administrative costs*	(3,011)	(2,663)
Other operating income and expense	202	59
Operating profit	2,406	3,204
Finance income	123	125
Finance expense	(271)	(297)
Profit before tax	2,258	3,032
Taxation	(704)	(911)
Profit for the period	1,554	2,121
Other comprehensive income:
Foreign exchange arising on consolidation	391	200
Foreign exchange differences on borrowings forming net investment hedges	(133)	(20)
Gain on cash flow hedge in connection with debt issue	-	-
Net available for sale gains taken to equity	5	5
Actuarial (loss)/gain for the period	(56)	50
Income tax relating to components of other comprehensive income	67	4
Other comprehensive income for the period, net of tax	274	239
Total comprehensive income for the period	1,828	2,360

Profit attributable to:
Owners of the parent	1,548	2,115
Non-controlling interests	6	6
	1,554	2,121

Total comprehensive income attributable to:
Owners of the parent	1,812	2,345
Non-controlling interests	16	15
	1,828	2,360

Basic earnings per $0.25 Ordinary Share	$1.08	$1.46
Diluted earnings per $0.25 Ordinary Share	$1.07	$1.46
Weighted average number of Ordinary Shares in issue (millions)	1,437	1,449
Diluted average number of Ordinary Shares in issue (millions)	1,446	1,453

* 2010 includes a provision of $473 million with respect to Seroquel product liability claims (see Note 5). 2009 includes provisions totalling $108 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 5).

Condensed Consolidated Statement of Financial Position

	As at 30 Sep 2010 $m	As at 31 Dec 2009 $m	As at 30 Sep 2009 $m
ASSETS Non-current assets
Property, plant and equipment	7,096	7,307	7,363
Goodwill	9,878	9,889	9,893
Intangible assets	12,945	12,226	12,230
Derivative financial instruments	420	262	351
Other investments	205	184	183
Deferred tax assets	1,277	1,292	1,339
	31,821	31,160	31,359
Current assets
Inventories	1,810	1,750	1,898
Trade and other receivables	7,735	7,709	8,008
Derivative financial instruments	49	24	-
Other investments	1,517	1,484	40
Income tax receivable	3,448	2,875	2,800
Cash and cash equivalents	10,010	9,918	7,794
	24,569	23,760	20,540
Total assets	56,390	54,920	51,899
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(1,376)	(1,926)	(980)
Trade and other payables	(7,796)	(8,687)	(7,385)
Derivative financial instruments	(82)	(90)	(108)
Provisions	(884)	(1,209)	(1,052)
Income tax payable	(6,714)	(5,728)	(5,591)
	(16,852)	(17,640)	(15,116)
Non-current liabilities
Interest-bearing loans and borrowings	(9,231)	(9,137)	(10,290)
Deferred tax liabilities	(3,158)	(3,247)	(3,273)
Retirement benefit obligations	(3,739)	(3,354)	(2,880)
Provisions	(799)	(477)	(553)
Other payables	(299)	(244)	(234)
	(17,226)	(16,459)	(17,230)
Total liabilities	(34,078)	(34,099)	(32,346)
Net assets	22,312	20,821	19,553
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	356	363	363
Share premium account	2,623	2,180	2,130
Other reserves	1,913	1,919	1,913
Retained earnings	17,233	16,198	14,988
	22,125	20,660	19,394
Non-controlling interests	187	161	159
Total equity	22,312	20,821	19,553

Condensed Consolidated Statement of Cash Flows

For the nine months ended 30 September	2010 $m	2009 $m
Cash flows from operating activities
Profit before taxation	8,694	8,643
Finance income and expense	389	575
Depreciation, amortisation and impairment	1,434	1,312
Increase in working capital and short-term provisions	(1,016)	(239)
Other non-cash movements	249	(109)
Cash generated from operations	9,750	10,182
Interest paid	(515)	(512)
Tax paid	(2,115)	(2,013)
Net cash inflow from operating activities	7,120	7,657
Cash flows from investing activities
Movement in short term investments and fixed deposits	(194)	74
Purchase of property, plant and equipment	(473)	(638)
Disposal of property, plant and equipment	67	44
Purchase of intangible assets	(1,241)	(362)
Disposal of intangible assets	210	269
Purchase of non-current asset investments	(27)	(30)
Disposal of non-current asset investments	2	2
Acquisitions of business operations	(348)	-
Interest received	126	79
Payments made by subsidiaries to non-controlling interest	(10)	(10)
Net cash outflow from investing activities	(1,888)	(572)
Net cash inflow before financing activities	5,232	7,085
Cash flows from financing activities
Proceeds from issue of share capital	445	85
Repurchase of shares for cancellation	(1,742)	-
Repayment of loans	(717)	(650)
Dividends paid	(3,361)	(2,977)
Movement in short term borrowings	(25)	(151)
Net cash outflow from financing activities	(5,400)	(3,693)
Net (decrease)/increase in cash and cash equivalents in the period	(168)	3,392
Cash and cash equivalents at the beginning of the period	9,828	4,123
Exchange rate effects	16	60
Cash and cash equivalents at the end of the period	9,676	7,575
Cash and cash equivalents consists of:
Cash and cash equivalents	10,010	7,794
Overdrafts	(334)	(219)
	9,676	7,575

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	5,968	5,968	14	5,982
Other comprehensive income	-	-	-	325	325	3	328
Transfer to other reserve	-	-	(19)	19	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,026)	(3,026)	-	(3,026)
Issue of AstraZeneca PLC Ordinary shares	1	84	-	-	85	-	85
Share-based payments	-	-	-	130	130	-	130
Transfer from non-controlling interests to payables	-	-	-	-	-	(5)	(5)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
At 30 September 2009	363	2,130	1,913	14,988	19,394	159	19,553

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	6,432	6,432	17	6,449
Other comprehensive income	-	-	-	(239)	(239)	16	(223)
Transfer to other reserve	-	-	(15)	15	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,494)	(3,494)	-	(3,494)
Issue of AstraZeneca PLC Ordinary shares	2	443	-	-	445	-	445
Repurchase of AstraZeneca PLC Ordinary shares	(9)	-	9	(1,742)	(1,742)	-	(1,742)
Share-based payments	-	-	-	63	63	-	63
Transfer from non-controlling interests to payables	-	-	-	-	-	(6)	(6)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
At 30 September 2010	356	2,623	1,913	17,233	22,125	187	22,312

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (“interim financial statements”) for the nine months ended 30 September 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.  The interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2009, except where new or revised accounting standards have been applied. There has been no significant impact on the Group profit or net assets on adoption of new or revised accounting standards in the period.

On 30 August 2010, the Group announced that it had received a second Complete Response Letter (CRL) from the US Food and Drug Administration (FDA) on motavizumab. The Group continues to believe in the clinical benefit of motavizumab and will conduct a complete review of the CRL, continue ongoing constructive dialogue with the FDA as well as make a decision regarding next steps in due course. The Group holds intangible assets of $445 million relating specifically to motavizumab, which may be subject to impairment following the Group’s analysis of the CRL. This was one of the significant intangible assets recognised on our acquisition of MedImmune in 2007 and any impairment would be excluded from Core earnings.

The Group accounts for its defined benefit pension schemes in accordance with IAS 19 ‘Employee Benefits’. As previously disclosed, on 28 January 2010, the Group announced proposals regarding changes affecting its UK pension arrangements, including a freeze on pensionable pay for members of the defined benefit sections of the UK Fund. Following feedback obtained during the consultation period, members were notified of modified terms which apply from 1 July 2010. Under the modified terms members can make an election regarding the nature of their pension at the end of the year. This modification is expected to result in a significant curtailment gain being recognised in operating profit in the fourth quarter of 2010.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2009.

The comparative figures for the financial year ended 31 December 2009 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the interim financial statements have been prepared on a Going Concern basis.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2010 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 30 Sep 2010 $m
Loans due after one year	(9,137)	-	(156)	62	(9,231)
Current instalments of loans	(1,790)	717	(1)	52	(1,022)
Total loans	(10,927)	717	(157)	114	(10,253)
Other investments - current	1,484	27	8	(2)	1,517
Net derivative financial instruments	196	167	24	-	387
Cash and cash equivalents	9,918	76	-	16	10,010
Overdrafts	(90)	(244)	-	-	(334)
Short term borrowings	(46)	25	1	-	(20)
	11,462	51	33	14	11,560
Net funds	535	768	(124)	128	1,307

Non-cash movements in the period include fair value adjustments under IAS 39.

3	NOVEXEL ACQUISITION

On 3 March 2010, AstraZeneca completed the acquisition of Novexel SA. Novexel is a research company focussed on the infection therapy area and is based in France. AstraZeneca acquired 100 percent of Novexel’s shares for an upfront consideration of $427 million. Additional consideration of up to $75 million will become payable to Novexel shareholders on the completion of certain development milestones. At both the date of acquisition and at 30 September 2010, the fair value of this contingent consideration was $50 million. For both the period since acquisition and the nine months, Novexel had no revenues and its loss was immaterial.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets	1	548	549
Current assets	89	-	89
Current liabilities	(18)	-	(18)
Non-current liabilities	(85)	(58)	(143)
Total assets acquired	(13)	490	477
Goodwill			-
Fair value of total consideration			477
Less: fair value of contingent consideration			(50)
Total upfront consideration			427

Subsequent to the completion of the acquisition of Novexel, AstraZeneca entered into a collaboration with Forest Laboratories on the future co-development and commercialisation of two late-stage antibiotic development programmes acquired with Novexel: ceftazidime/NXL-104 (CAZ104) and ceftaroline/NXL-104 (CEF104). These antibiotic combinations utilise Novexel’s novel investigational beta-lactamase inhibitor NXL-104 to overcome antibiotic-resistance and treat the increasing number of infections resistant to existing therapies.  In addition, Forest acquired rights to CAZ104 in North America and bought down payment obligations to Novexel in relation to CEF104 from previous existing license arrangements.  In consideration for these rights, Forest paid Novexel, then an AstraZeneca group company, a sum of $210 million on 3 March 2010 and will also pay additional sums equivalent to half of any future specified development milestone payments that become payable by AstraZeneca.  This consideration is equivalent to the fair value attributed on acquisition to those assets and hence there is no profit impact from this divestment.

Impact on Statement of Cash Flows

$m
Total upfront consideration	427
Cash and cash equivalents included in Novexel	(79)
Net cash consideration	348

4	RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the nine months ended 30 September 2010 is stated after charging restructuring and synergy costs of $777 million ($374 million in the first nine months of 2009).  These have been charged to profit as follows:

	3rd Quarter 2010 $m	3rd Quarter 2009 $m	9 months 2010 $m	9 months 2009 $m
Cost of sales	19	24	110	139
Research and development	91	6	463	30
Selling, general and administrative costs	102	82	204	205
Total	212	112	777	374

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and anti-trust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2009 and Interim Management Statement 2010 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2010. Unless noted otherwise below or in the Annual Report and Form 20-F Information 2009 and Interim Management Statement 2010 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2010, no provisions have been established in respect of the claims discussed below.

As discussed in the Company's Annual Report and Form 20-F Information 2009, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2009 and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce its intellectual property.

Matters disclosed in respect of the third quarter of 2010

Arimidex (anastrozole)
Patent litigation – Canada
As previously disclosed, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) in respect of Canadian patent no. 1,337,420 listed on the Canadian Patent Register for Arimidex. On 14 October 2010, the hearing in this matter was scheduled for three days commencing on 31 May 2011.

Atacand (candesartan cilexetil)
Patent litigation – Canada
On 5 August 2010, AstraZeneca Canada received a Notice of Allegation from Teva Canada Limited (Teva) in respect of Canadian patents nos. 2,040,955 (the ‘955 patent) and 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand. Teva has confirmed it will await the expiry of the ‘955 substance patent before it may receive its marketing authorization (April 2011). Teva alleged that the ‘305 patent is invalid. AstraZeneca did not commence a proceeding in response.

Patent litigation – Brazil
On 19 October 2010, an infringement action with a request for an interlocutory injunction was filed against Sandoz do Brasil Industria Farmaceutica Ltda in the Central Court of Sao Paolo. The Court denied the request for an interlocutory injunction on 22 October 2010. An appeal is being considered.

Patent litigation – EU
In Portugal, in addition to what has been previously reported regarding cases in the administrative courts, other similar preliminary injunction requests were filed in October 2010, with respect to Laboratorios Azevedos – Industria Farmacêutica, S.A. Ceamed, Servico e Consultadoria Farmacêutica Lda and Teva Pharma – Produtos Farmacêuticos Lda, as interested parties regarding candesartan cilexetil and also in combination with hydrochlorothiazide. Corresponding main actions have been initiated regarding all the above mentioned matters.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent litigation - Canada
On 28 September 2010, AstraZeneca Canada received a Notice of Allegation (NOA) from Teva Canada Limited (Teva) in respect of Canadian patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand Plus. Teva alleges that the ‘305 patent is invalid.  AstraZeneca is evaluating the allegations.

Crestor (rosuvastatin)
Patent litigation – US
As previously disclosed, on 29 June 2010, District Court Judge Joseph Farnan, US District Court, District of Delaware, issued his decision finding infringement and rejecting the defendants’ arguments of invalidity and unenforceability with respect to US patent no. RE 37,314 (the ‘314 patent) covering Crestor’s active ingredient.  In August 2010, the Crestor defendants filed notices of appeal to the Federal Circuit Court of Appeals.

As previously reported, AstraZeneca received a Paragraph IV certification notice-letter from Glenmark, dated 17 May 2010, challenging the ‘314 substance patent. On 21 June 2010, AZPLP, IPR, AstraZeneca UK Limited, and Shionogi filed a patent infringement action against Glenmark in the US District Court, District of Delaware alleging infringement of the ‘314 patent.  The case has been assigned to US District Court Judge Leonard Stark. On 18 October 2010, the Court agreed to extend Glenmark’s date to respond to the complaint to 12 November 2010.

As previously reported, in April 2010, AstraZeneca and The Brighams & Women’s Hospital, AstraZeneca’s licensor of US patent no. 7,030,152 (the ‘152 patent), commenced nine new patent infringement actions involving Crestor in the US District Court, District of Delaware, based on the ‘152 patent and US Patent 6,858,618 (the ‘618 patent). As also previously reported, in May 2010, AstraZeneca received a Paragraph IV certification notice-letter from Torrent Pharmaceuticals Limited (Torrent). On 8 July 2010, AstraZeneca AB and The Brighams & Women’s Hospital filed their tenth patent infringement action based on the ‘152 and ‘618 patents, here against Torrent, in the US District Court, District of Delaware. As previously reported, on 23 July 2010, eight of the defendants filed Motions to Dismiss for lack of subject matter jurisdiction and failure to state a claim. On 27 August 2010, Torrent filed a Motion to Dismiss for lack of subject matter jurisdiction and failure to state a claim. On 8 October 2010, AstraZeneca filed responses to the Torrent Motion and the other eight pending Motions to Dismiss in the ‘618 and ‘152 patent actions.

As previously disclosed, in 2008, Teva Pharmaceuticals Industries Ltd. (Teva Ltd.) filed a patent infringement lawsuit against AstraZeneca in the US District Court for the Eastern District of Pennsylvania, alleging that Crestor infringed one of its formulation patents. On 20 October 2010, the Court granted AstraZeneca’s motion for summary judgment and invalidated Teva Ltd’s patent for prior inventorship.

AstraZeneca received a Paragraph IV certification notice-letter from Watson Laboratories, Inc. (Watson) dated 28 September 2010, informing AstraZeneca of the filing of its 505(b)(2) ‘paper’ NDA for rosuvastatin zinc tablets, and challenging the ‘314 patent and the Crestor formulation patent (US patent no. 6,316,460). On 26 October 2010, AstraZeneca UK Ltd., IPR Pharmaceuticals, Inc., and Shionogi Seiyaku Kabushiki Kaisha commenced a patent infringement action in the US District Court, District of Delaware against Watson Pharmaceuticals, Inc., Watson Pharma, Inc., Watson Laboratories, Inc. (DE) and other related entities for infringement of the ‘314 patent.

Patent litigation – Canada
As previously disclosed, AstraZeneca received a Notice of Allegation from ratiopharm in August 2009 and commenced a proceeding in response in October 2009. On 16 August 2010, AstraZeneca discontinued the application as a result of Teva’s acquisition of ratiopharm.

As previously disclosed on 14 July 2010, AstraZeneca Canada received a Notice of Allegation from Ranbaxy Pharmaceuticals Canada Inc. (Ranbaxy) regarding Canadian patents nos. 2,072,945 (the ‘945 patent), 2,313,783 (the ‘783 patent) and 2,315,141 (the ‘141 patent) listed on the Canadian Patent Register for Crestor. AstraZeneca commenced a proceeding in response on 26 August 2010.

On 13 August 2010, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan) regarding the Canadian ‘945, ‘783 and ’141 patents listed on the Canadian Patent Register for Crestor.  AstraZeneca commenced a proceeding in response on 24 September 2010.

Patent litigation – Brazil
Torrent do Brasil launched its generic versions of Crestor in early October 2010 and AstraZeneca filed a request for a preliminary injunction. On 13 October 2010, the court granted the requested injunction and ordered Torrent to discontinue the sale and marketing of these generic products in Brazil and recalling products already on the market. Torrent has appealed the decision.

Nexium (esomeprazole)
Patent litigation – Canada
In September 2010, AstraZeneca received several Notices of Allegation (NOA) from Pharmascience Inc. (PMS) in respect of the patents listed on the Canadian Patent Register for 20 and 40mg Nexium tablets.  AstraZeneca commenced proceedings in response on 14 October 2010.

As previously reported, in June 2010, Apotex Inc. obtained marketing approval for its generic esomeprazole tablets. On 15 October 2010, AstraZeneca commenced a patent infringement action against Apotex Inc. alleging infringement of five Canadian patents related to Nexium.

On 19 October 2010, AstraZeneca received a Notice of Allegation (NOA) from Ranbaxy Pharmaceuticals Canada Inc. (Ranbaxy) in respect of the patents listed on the Canadian Patent Register for 20 and 40mg Nexium tablets.  AstraZeneca is evaluating the allegations.

Patent Litigation – EU
10-year countries: Regulatory data protection for Nexium in so-called 10-year European countries (France, Italy, the UK, the Netherlands, Sweden, Germany, Belgium and Luxembourg) expired on 10 March 2010.

On 12 July 2010, Consilient Health Limited was granted marketing approval in the UK for a generic esomeprazole product manufactured by Krka, d.d., Novo Mesto (Krka) in Slovenia. AstraZeneca initiated infringement proceedings against Consilient and Krka on 8 September 2010. Consilient and Krka agreed not to launch their generic esomeprazole product pending the outcome of the main infringement case. AstraZeneca has undertaken to be liable for losses to the defendants and third parties if the injunction is lifted at a later date.

On 1 October 2010, AstraZeneca was served an invalidity case in which Ranbaxy (UK) Ltd claimed that the Nexium esomeprazole magnesium patent (EP 1020461) and the esomeprazole magnesium trihydrate patent (EP 0984957) are invalid. Ranbaxy further requested the Court to confirm that their generic esomeprazole product does not infringe either patent if launched in the UK.

In Germany, Krka d.d. Novo Mesto, TAD Pharma GmbH, Abz-Pharma GmbH, CT Artzneimittel GmbH, ratiopharm GmbH and Teva GmbH launched generic esomeprazole magnesium products during September and October 2010. On 15 October 2010, AstraZeneca filed requests for preliminary injunctions to restrain said companies from marketing and selling these products in Germany.

In Sweden, AstraZeneca filed a request for an interlocutory injunction on 26 October 2010 against Krka Sverige AB to restrain this company from marketing and selling its generic esomeprazole magnesium product in Sweden.

In the Netherlands, Sandoz B.V./Hexal AG (both in the Sandoz group) and Stada Arzneimittel AG/Centrafarm Services B.V. (both in the Stada group) filed law suits in June 2010 in accelerated proceedings, claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in the Netherlands. The trials are scheduled for 14 January 2011 (Sandoz/Hexal) and 4 March 2011 (Stada/Centrafarm).

In Italy, EG s.p.a. (a company in the Stada group) filed a law suit on 28 June 2010 claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in Italy. The first hearing is scheduled for 23 November 2010.

In France, ratiopharm GmbH and Laboratoire ratiopharm filed a law suit against AstraZeneca on 18 August 2010 claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid.  Ethypharm S.A. filed a law suit against AstraZeneca on 20 August 2010 claiming that the Nexium esomeprazole magnesium patent (EP 1020461)   and the cloud point patent  (EP 1124539) are invalid.

In Belgium, AstraZeneca was served in October 2010 with a revocation action by Teva Pharmaceutical Industries Ltd and NV Teva Pharma Belgium claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid.

6-year countries: A large number of generic companies have been granted marketing approvals in these countries, e.g. companies owned by Sandoz, Krka, Mepha, Teva, ratiopharm, and Ethypharm. Applications have also been filed by other generic companies, such as Ranbaxy, Stada and Mylan. Generic products from Sandoz companies are on the market in Spain, Hungary, Bulgaria and Romania, but have been withdrawn from the market in Denmark, Austria and Slovenia. Generic products manufactured by Krka are on the market in Denmark, Austria, Slovenia and Ireland.

In Denmark, Sandoz A/S launched its generic product in June 2009. AstraZeneca filed a request for a preliminary injunction in June 2009. In January 2010, the Court granted AstraZeneca a preliminary injunction preventing Sandoz A/S from continuing to sell the products based on infringement of a Nexium esomeprazole magnesium patent (EP 1020461). Sandoz appealed this decision and the appeal will be heard on 22-25 February 2011. In March 2010, the Court granted a preliminary injunction based on infringement of a Nexium process patent (EP 0773940). Sandoz has appealed these decisions and the appeal will be heard on 17-19, 21 and 24 January 2011. On 9 July 2010, AstraZeneca filed an application with the District Court of Copenhagen, seeking an interlocutory injunction to restrain Krka Sverige AB (Krka) from selling and marketing their generic esomeprazole magnesium products in Denmark. The hearing will take place on 1,2,4,5 and 8 November 2010.

In Austria, Hexal Pharma GmbH and 1A Pharma GmbH (both in the Sandoz group) launched generic products in October 2009. Request for preliminary injunctions were filed in December 2009. Preliminary injunctions have been granted by the Vienna Commercial Court against Hexal Pharma GmbH on 10 March 2010 and against 1A Pharma GmbH on 11 March 2010. The decisions have been appealed by the Sandoz companies.  The Higher Regional Court of Vienna upheld the injunction against 1A Pharma GmbH in July 2010 and against Hexal Pharma GmbH in September 2010. On 30 July 2010, AstraZeneca filed an application for a preliminary injunction to be granted against Krka Pharma GmbH and Krka d.d. Novo Mesto.

With respect to previously reported declaratory actions in Finland, the hearing in the Sandoz case scheduled for September 2010 has been postponed to a date to be determined later.

In Norway, AstraZeneca filed on 7 September 2010 a request for an interlocutory injunction against Krka Sverige AB to restrain the company from marketing and selling its generic esomeprazole magnesium product in Norway.

During 2009, Lek Farmacevtska Druzba d.d. (a company within the Sandoz group) initiated an invalidity case regarding two esomeprazole related patents in Slovenia. AstraZeneca filed a request for an interlocutory injunction on 8 January 2010 against Lek Farmacevtska Druzba d.d. to restrain this company from commercialising, manufacturing and selling products containing esomeprazole magnesium in Slovenia.  The interlocutory injunction was granted in June 2010. Lek appealed in July 2010 and on 16 September 2010 the Appeal Court upheld the injunction. On 16 July 2010, AstraZeneca filed an application with the District Court of Ljublijana in Slovenia seeking an interlocutory injunction to restrain Krka d.d. Novo Mesto from manufacturing and selling generic esomeprazole magnesium products. On 20 October 2010, the court rejected the request for an injunction. AstraZeneca will appeal this decision.

In Spain, AstraZeneca filed a request for a preliminary injunction in April 2010 against Sandoz Farmacéutica S.A., Bexal Farmacéutica S.A., and Acost Comercial Genericpharma, S.L. (all in the Sandoz group) to restrain the companies from selling their generic esomeprazole magnesium products in Spain. On 4 May 2010, the Court of Barcelona granted AstraZeneca a preliminary injunction against these Sandoz companies. A hearing in court took place on 22 July 2010. On 28 July 2010, the Court revoked the preliminary injunction. AstraZeneca has appealed.

In Poland, AstraZeneca filed in May 2010 a request for an interlocutory injunction against Lek Farmacevtska Druzba d.d. and Sandoz GmbH (both in the Sandoz group) to restrain them from manufacturing, using and selling their generic esomeprazole magnesium product in Poland.  In June 2010, the application was granted regarding commercialising the product. AstraZeneca has appealed to have the injunction extended to manufacturing and Lek/Sandoz appealed in August 2010. The appeal will be heard on 29 October 2010.

In Ireland, on 9 August 2010, AstraZeneca initiated a main action against Krka d.d. Novo Mesto and Pinewood Laboratories Ltd claiming that the sale and marketing of their generic esomeprazole magnesium products infringes EP 1020461.

In Estonia, AstraZeneca filed a request for an interlocutory injunction on 29 June 2010 against Krka d.d., Novo Mesto to restrain this company from commercialising its magnesium esomeprazole product in Estonia. On 1 July 2010, the court granted the requested interlocutory injunction. Krka appealed. In September 2010, the Appeal Court rejected the appeal and upheld the injunction. On 13 July 2010, AstraZeneca filed a similar request for an interlocutory injunction against Krka in Lithuania. In July 2010, the injunction was granted. In September 2010, Krka appealed. Krka and Zentiva have challenged Nexium esomeprazole magnesium patents in courts in Estonia, Latvia and Lithuania.

Patent proceedings
As previously disclosed, in July 2009, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (EP 1020461) and Nexium IV (EP 1020460).

The period for filing notices of opposition to the grant of these patents expired on 22 April 2010. Thirteen notices of opposition have been filed in relation to EP 1020461 and six notices of oppositions in relation to EP 1020460.  No hearing date has been set, although AstraZeneca does not expect a hearing until 2011.

Sales and marketing practices
As previously reported, AstraZeneca has been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium. These actions generally allege that AstraZeneca’s promotion and advertising of Nexium to physicians and consumers was unfair, unlawful and deceptive, particularly as the promotion related to comparisons of Nexium with Prilosec.  They also allege that AstraZeneca’s conduct relating to the pricing of Nexium was unfair, unlawful and deceptive.

On 30 August 2010, the California Court of Appeal affirmed the trial court’s orders denying class certification and granting summary judgment in favour of AstraZeneca in an unpublished decision.

On 30 July 2010, the Massachusetts Supreme Court entered an order granting plaintiffs’ motion for class certification, denying AstraZeneca’s motion for summary judgment as to two plaintiffs, and granting AstraZeneca’s motion for summary judgment as to one plaintiff.  AstraZeneca filed a petition for discretionary interlocutory review on 30 August 2010, which was denied by a single justice of the Massachusetts Appeals Court on 28 September 2010.

The Delaware state case in Superior Court has been stayed since May 2005 and remains stayed. In August 2010, the plaintiffs filed a request to lift the stay based on the final resolution of the Delaware federal case, and to enter a scheduling order setting deadlines for plaintiffs to file an amended complaint and for the briefing of AstraZeneca’s expected motion to dismiss. The Delaware Superior Court has not yet acted on the plaintiffs’ request.

Pulmicort Respules (budesonide inhalation suspension)
In September 2010, AstraZeneca received a Paragraph IV Certification letter providing that Sandoz, Inc. was seeking approval to market a generic version of .25, .50 and 1mg. doses of Pulmicort Respules prior to expiration of the patents covering Pulmicort Respules. AstraZeneca is reviewing the letter.

Seroquel (quetiapine fumarate)
Sales and marketing practices
It was previously reported that AstraZeneca reached a civil settlement with the US Attorney’s Office and the state attorneys general National Medicaid Fraud Control Unit (NMFCU) to resolve an investigation relating to the marketing of Seroquel, pursuant to which the United States received $302 million plus accrued interest and participating states would receive a proportional share of up to $218 million plus accrued interest.  In September 2010, AstraZeneca entered into individual settlement agreements with forty one states and Washington, DC for an aggregate amount of $210 million. The remaining states have declined to join in the settlement. AstraZeneca can reclaim the portion of the total settlement designated for the non-joining states.

Also as previously disclosed, the Commonwealth of Pennsylvania and the states of Arkansas, Montana, New Mexico, South Carolina, Mississippi and Utah have sued AstraZeneca under various state laws generally alleging that AstraZeneca made false and/or misleading statements in connection with the marketing and promotion of Seroquel.  On 24 September 2010, the Commonwealth of Pennsylvania voluntarily dismissed its lawsuit.

It was previously reported that the Seroquel MDL Court dismissed a lawsuit brought by the Pennsylvania Employee Benefits Trust Fund (PEBTF) that alleged improper marketing practices relating to Seroquel and that PEBTF elected to forgo a federal appeal and instead filed an appeal with the Pennsylvania Superior Court relating to the dismissal of an earlier-filed state court action. On 25 August 2010, PEBTF voluntarily dismissed its appeal to the Pennsylvania Superior Court.

Product liability
As also previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As of 27 September 2010, AstraZeneca was defending 10,471 served or answered lawsuits in the US involving 22,404 plaintiff groups. To date, approximately 2,973 additional cases have been dismissed by order or agreement and approximately 1,902 of those cases have been dismissed with prejudice. AstraZeneca is also aware of approximately 162 additional cases (approximately 3,655 plaintiffs) that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed.

On 20 September 2010, the court presiding over the Delaware Seroquel litigation issued an opinion dismissing three cases on the basis that the claims were time-barred under the statute of limitations.  Plaintiffs have sought reconsideration of the decision.

At present, trial dates remain pending in multiple jurisdictions, including Delaware, New Jersey, New York and the Federal District Court for the Middle District of Florida, beginning mid 2011 and continuing through 2012.

Judge Anne Conway, who is presiding over the Seroquel federal Multi-District Litigation, ordered the parties to mediate their claims with a court-appointed mediator.  On 30 August 2010, the MDL Court withdrew its suggestion of remand in order to facilitate mediation progress. On 31 August 2010, the JPML vacated the conditional remand order and removed discussion of remand from the calendar for its 30 September 2010 session.  AstraZeneca remains committed to a strong defence effort, but will also continue to participate in good faith in the court-ordered mediation process.

As of 27 September 2010, the mediation process has resulted in agreements in principle on monetary terms, subject to various subsequent conditions, approvals and agreement on non-monetary terms, with the attorneys representing 18,268 claimants. The specific terms of those conditional agreements in principle are by agreement, and at the request of the mediator, confidential at this time.  The parties are finalising written settlement agreements in respect of the claims that have been resolved in principle.  The mediation process is ongoing with regard to other claims.

During the quarter, a provision amounting to $473 million has been established in respect of the Seroquel product liability claims.

With regard to settlement agreements in principle that have been reached to date with various plaintiffs’ law firms, as of 30 September 2010, AstraZeneca has reserved $203 million to resolve 18,268 US claims.  At present, we are unable to predict the precise timing of any actual payments to the settling claimants, as the agreements are likely to take several months to implement.

With regard to outstanding US claims that have not yet been resolved and are still subject to mediation, AstraZeneca has taken an additional reserve in the amount of $270 million, in the aggregate, in respect of both (a) settlement costs for those claims and (b) anticipated future defence costs (currently estimated to be over several years) associated with resolving all or substantially all of such remaining claims.

The amount of this provision is subject to a number of significant uncertainties and is based on AstraZeneca’s best estimate of: (1) the number of claims that are outstanding and may be subject to mediation (2) the financial terms of any future agreements to settle claims not subject to settlement agreements in principle at the balance sheet date and (3) the likely cost of defending those claims and finalising settlement agreements through substantial completion.  Each of these estimates is subject to future adjustment based on multiple variables, such as the number of asserted claims, the success of future mediations, and further developments in the litigation.  It is therefore not possible at this time to provide any reasonable indication as to when remaining claims may be settled. Furthermore, it is possible that the actual cost of ultimately settling or adjudicating the Seroquel product liability claims may differ significantly from the total amount provided.

As of 30 September 2010, legal defence costs of approximately $732 million have been incurred in connection with Seroquel-related product liability claims.

AstraZeneca has product liability insurance dating from 2003 that is considered to respond to the vast majority of the Seroquel-related product liability claims. This insurance provides cover for legal defence costs and potential damages amounts. The insurers that issued the applicable policies for 2003 have disputed coverage for Seroquel-related product liability claims on various grounds. In April 2010, AstraZeneca settled its claims against several of its insurers for legal costs incurred defending the Seroquel-related product liability claims immediately in excess of AstraZeneca’s self-insured retention of $39 million for an amount approximately equal to the receivable that had been recorded and as a result there will be no further impact on Group profit arising from this insurance settlement.

AstraZeneca currently believes that there are likely to be disputes with the remainder of its insurers about the availability of coverage under additional insurance policies. As of 30 September 2010, legal costs of approximately $117 million have been incurred in connection with Seroquel-related product liability claims which AstraZeneca believes to be covered by these additional insurance policies. However, the combined amount charged to the income statement to date in respect of legal costs and settlements which AstraZeneca believes to be covered by these additional policies, including the $473 million provision in the third quarter of 2010, now significantly exceeds the total stated upper limits of these insurance policies.

Whilst no insurance receivable can be recognised under applicable accounting standards at this time, AstraZeneca believes that it is more likely than not that further insurance recoveries will be secured under the additional policies, but there can be no assurance of this or the amount of any potential future recovery.

Patent litigation – Brazil
As previously reported, in January 2006, AstraZeneca filed a lawsuit before the Federal Courts of Rio de Janeiro seeking judicial declaration extending the term of one of its patents from 2006 to 2012 (SPC). A preliminary order was granted shortly thereafter. At the end of July 2010, Pró Genéricos and the Brazilian PTO appealed the preliminary order granted in favour of AstraZeneca. The judge found in favour of Pró Genéricos and the Brazilian PTO. AstraZeneca has appealed that decision. The main action has been suspended until the outcome of the appeal of the preliminary order.

Seroquel XR
Patent litigation – US
In July 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Torrent Pharmaceuticals Ltd. (Torrent) indicating that it was seeking approval to market generic versions of 150, 200, 300 and 400mg Seroquel XR tablets before the expiration of the ‘437 patent. Torrent claims that certain of the claims of the ‘437 patent will not be infringed by its proposed ANDA products and that the ‘437 patent is invalid. In August 2010, AstraZeneca filed a lawsuit in the US District Court, District of New Jersey against Torrent alleging infringement of the ‘437 patent.  In September 2010, AstraZeneca received another notice-letter similar to that described above from Torrent with respect to the 50mg Seroquel XR tablets.  In September 2010, AstraZeneca filed another lawsuit in the US District Court for New Jersey against Torrent for patent infringement alleging infringement of the ‘437 patent.

AstraZeneca received a Paragraph IV Certification notice-letter dated 30 July 2010 from Osmotica Pharmaceutical Corporation (Osmotica) indicating that it was seeking approval to market generic versions of 200, 300 and 400mg Seroquel XR tablets before the expiration of the ‘437 patent.  In its certification notice-letter, Osmotica claims that certain of the claims of the ‘437 patent will not be infringed by its proposed ANDA products and that the ‘437 patent is invalid.  In August 2010, AstraZeneca filed a lawsuit in the US District Court, District of New Jersey against Osmotica.

AstraZeneca received a Paragraph IV Certification notice-letter dated 14 October 2010 from Mylan Pharmaceuticals Inc. (Mylan) indicating that it was seeking approval to market a generic version of 200mg Seroquel XR tablets before the expiration of the ‘437 patent.  In its Certification notice-letter, Mylan claims that certain of the claims of the ‘437 patent will not be infringed by its proposed ANDA products and that the ‘437 patent is invalid.  In October 2010, AstraZeneca filed a patent infringement action in the US District Court, District of New Jersey against Mylan Pharmaceuticals Inc. and Mylan Inc.

Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs.  On 16 September 2010, the Company was served with a new such case brought by the State of Oklahoma against over 30 defendants.

In September 2010, the Company executed settlement agreements with the State of Arizona and the three representative class plaintiffs in a putative class action lawsuit pending in New Jersey, pursuant to which these cases will be dismissed.  The Company has also agreed in principle to settle the lawsuit brought by the State of Iowa and two separate lawsuits brought by various New York counties.

340B Class Action Litigation
As previously disclosed, in August 2005, AstraZeneca was named as a defendant, along with multiple other pharmaceutical manufacturers, in a class action suit filed by the County of Santa Clara on behalf of similarly situated California counties and cities that allegedly overpaid for drugs covered by the federal ‘340B’ programme.

On 28 September 2010, the United States Supreme Court granted the defendants’ petition for certiorari in the case of County of Santa Clara v. Astra USA, et al., in which the Company is one of nine defendant-petitioners.  The issue in the case is whether covered entities under a federal statute (Section 340B drug pricing program, 42 U.S.C. 256b) have standing to sue as third party beneficiaries of the Pharmaceutical Pricing Agreement that implements the statute.  As a result, the trial court has stayed all proceedings in the matter pending a decision by the US Supreme Court.

Verus Pharmaceuticals Litigation
As previously disclosed, in May 2009, Verus Pharmaceuticals Inc. filed a lawsuit in the New York state court against AstraZeneca AB and its subsidiary, Tika Läkemedel AB (Tika), alleging breaches of several related collaboration agreements to develop novel paediatric asthma treatments.  The complaint purports to state claims for fraud, breach of contract, unjust enrichment and conversion.  AstraZeneca AB and Tika removed the lawsuit to federal court and moved to dismiss the complaint.

On 16 August 2010, the federal district court granted AstraZeneca’s Motion to Dismiss in its entirety.  On 14 September 2010, Verus filed a Notice of Appeal from that decision with the United States Court of Appeals for the Second Circuit.

Medco qui tam litigation (United States ex rel. Karl L. Schumann vs. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al.)
As previously reported, AstraZeneca was named in a lawsuit filed in federal court by a former Medco Health Systems employee, Karl Schumann, under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts.  This action was initially filed in September 2003 but remained under seal until July 2009, at which time AstraZeneca was served with a copy of the amended complaint following the government’s decision not to intervene in the case.  The lawsuit seeks to recover, inter alia, alleged overpayments by federal and state governments for Prilosec and Nexium from 1996 to 2007.  These overpayments are alleged to be the result of improper payments intended to influence the formulary status of Prilosec and Nexium at Medco and its customers.  On 1 October 2010, the court denied AstraZeneca’s motion to dismiss the amended complaint.

Other Actual and Potential Government Investigations
The United States Attorney’s Office for the Districts of Delaware and Alabama are conducting investigations related to sales and marketing activities potentially involving more than one product and likely in response to the filing of qui tam (whistleblower) lawsuits. The precise parameters of these inquiries are unknown at this time, and we are not in a position at this time to assess whether these matters will result in any liability to the Company.

Anti-trust
US secondary wholesalers
As previously disclosed, in July 2006, AstraZeneca Pharmaceuticals LP was named as a defendant, along with a number of other pharmaceutical manufacturers and wholesalers, in an antitrust complaint filed by RxUSA Wholesale, Inc. in the US District Court for the Eastern District of New York.  In September 2009, the Court granted the defendants’ motion to dismiss.  In August 2010, the Court of Appeal for the Second Circuit affirmed the dismissal.

Dr. George Pieczenik v. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al
As previously reported, in May 2010, Dr. George Pieczenik (Plaintiff) filed a lawsuit against AstraZeneca Pharmaceuticals LP, AstraZeneca, LP (collectively, AstraZeneca) and numerous other companies in the US District Court, District of New Jersey alleging that defendants’ ‘research, commercial and licensing activities’ infringe US Patent No. 5,866,363, purportedly owned by the Plaintiff. The Plaintiff also alleged violations of the Racketeering Institution and Corrupt Organization Act.  On 25 June 2010, the Court, sua sponte, dismissed without prejudice the Plaintiff’s suit, determining that the asserted claims failed to meet federal pleading requirements.  In July 2010, the Plaintiff filed an amended complaint again claiming infringement of the ‘363 patent as well as other legal theories.

EU Omeprazole Appeal
As previously disclosed, on 1 July 2010 the General Court handed down its judgment in AstraZeneca’s appeal against the European Commission’s 2005 Decision fining AstraZeneca €60 million for abuse of a dominant position regarding omeprazole.  The General Court upheld most of the Commission’s arguments but reduced the fine to €52.5 million.

AstraZeneca has appealed the General Court’s judgment in relation to market definition, whether (even if AstraZeneca were dominant at the time) AstraZeneca’s behaviour was abusive and the level of fine.

6	ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc. that resulted from the merger with Schering-Plough) (“Merck”) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

•	Annual contingent payments; and
•	Termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities, some of which are mandatory and others optional.

Further details are set out in the Annual Report and Form 20-F Information 2009.

Partial Retirement
As previously disclosed, on 17 March 2008 AstraZeneca made a net cash payment to Merck of approximately $2.6 billion.  This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory therapy area. Intangible assets of $994 million were recognised at the time with the balance of the net payment ($1,656 million) representing payments on account for product rights to be acquired in the event that the First Option and the Second Option (see below) are exercised by AstraZeneca. These ‘non-refundable deposits’ are classified as intangible assets on the statement of financial position. In the event that the First and Second Options are exercised, the rights acquired in respect of relief from contingent payments and therapy area freedoms will be valued at the time of exercise and transferred from non-refundable deposits at that time.

First Option
On 26 February 2010, AstraZeneca gave Merck an irrevocable notice of its intention to exercise the First Option.  Payment of $647 million to Merck was made on 30 April 2010. This payment results in AstraZeneca acquiring Merck’s interests in other AstraZeneca products including Entocort, Atacand, Plendil and the authorised generic version of felodipine, and certain products still in development (principally Brilinta and AZD3355). On 30 April 2010, contingent payments on these products ceased with respect to periods after closing of the First Option (except for contingent payments on the authorised generic version of felodipine, which will continue until June 2011) and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience therapy areas.  These rights are valued at $1,829 million and have been recognised as intangible assets from 26 February 2010 ($1,182 million having been transferred from non-refundable deposits to supplement the payment of $647 million to Merck). The remaining non-refundable deposits of $474 million relate to benefits that would be secured upon AstraZeneca exercising the Second Option, effectively ending AstraZeneca’s arrangements with Merck (see below). The intangible assets recognised on exercise of the First Option give rise to an additional amortisation expense in the range of $10 to $45 million per annum charged to cost of sales in respect of contingent payment relief, the precise amount dependent upon the launch status of the covered pipeline compounds, and an additional charge to SG&A of around $60 million per annum. Amortisation on these intangible assets began when the payment was made on 30 April 2010. The Company only excludes the amortisation expense charged to SG&A from the Core financial measures calculation.

Second Option
AstraZeneca may exercise the Second Option in 2012 or in 2017 or if combined annual sales of Nexium and Prilosec fall below a minimum amount, which will end the contingent payments in respect of those two products and effectively end AstraZeneca’s relationship with and obligations to Merck (other than some residual manufacturing arrangements).
In September 2010, AstraZeneca and Merck reached an agreement with respect to the treatment of Vimovo under the Agreements, pursuant to which AstraZeneca will pay Merck certain amounts with respect to Vimovo only if it exercises the Second Option and as part of the exercise price for the Second Option.

The exercise price for the Second Option is the net present value of the future annual contingent payments on Nexium and Prilosec as determined at the time of exercise and the net present value of up to 5 percent of future US sales of Vimovo, with the precise amount dependant on the level of annual sales and the timing of the option exercise.  If the Second Option is exercised then amortisation related to the ability to exploit opportunities in the Gastrointestinal therapy area will commence, in the amount of around $25 million per annum (charged to SG&A), as well as an as yet indeterminable amount of amortisation related to relief from contingent payments.

The intangible assets relating to purchased product rights and the intangible assets relating to non-refundable deposits are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed. If it becomes probable that the Second Option will not be exercised, the non-refundable deposits for the product rights to be acquired under the Second Option will be expensed immediately.

7	NINE MONTHS TERRITORIAL REVENUE ANALYSIS

			% Growth
	9 months 2010 $m	9 months 2009 $m	Actual	Constant Currency
US	10,273	10,831	(5)	(5)
Western Europe1	6,821	6,696	2	4
Canada	1,102	862	28	13
Japan	1,854	1,694	9	4
Other Established ROW	745	590	26	5
Established ROW2	3,701	3,146	18	7
Emerging Europe	859	783	10	7
China	780	599	30	30
Emerging Asia Pacific	651	577	13	5
Other Emerging ROW	1,567	1,227	28	21
Emerging ROW3	3,857	3,186	21	16
Total Revenue	24,652	23,859	3	2

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

8	THIRD QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	3rd Quarter 2010 $m	3rd Quarter 2009 $m	Actual	Constant Currency
US	3,179	3,659	(13)	(13)
Western Europe1	2,150	2,286	(6)	3
Canada	379	300	26	19
Japan	632	575	10	1
Other Established ROW	251	234	7	(1)
Established ROW2	1,262	1,109	14	5
Emerging Europe	263	260	1	7
China	269	211	27	27
Emerging Asia Pacific	222	201	10	5
Other Emerging ROW	553	474	17	17
Emerging ROW3	1,307	1,146	14	14
Total Revenue	7,898	8,200	(4)	(2)

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

9	NINE MONTHS PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	9 months 2010 $m	Actual Growth %	Constant Currency Growth %	9 months 2010 $m	Actual Growth %	9 months 2010 $m	Actual Growth %	Constant Currency Growth %	9 months 2010 $m	Actual Growth %	Constant Currency Growth %	9 months 2010 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	3,738	2	-	2,030	(4)	912	1	3	330	20	4	466	22	18
Losec/Prilosec	743	7	3	38	(24)	198	2	2	312	6	(1)	195	23	21
Other	107	32	32	65	55	33	3	6	5	25	25	4	33	-
Total Gastrointestinal	4,588	3	1	2,133	(3)	1,143	1	3	647	13	2	665	22	19
Cardiovascular:
Crestor	4,104	26	23	1,888	22	822	19	22	941	42	27	453	33	26
Seloken/Toprol-XL	957	(14)	(16)	571	(26)	67	(13)	(12)	29	(6)	(16)	290	19	14
Atacand	1,108	6	4	166	(16)	546	2	4	164	22	6	232	26	21
Zestril	117	(17)	(17)	8	(38)	61	(25)	(22)	13	(7)	(14)	35	6	3
Plendil	192	6	4	12	20	21	(32)	(32)	10	25	13	149	13	11
OnglyzaTM	37	n/m	n/m	30	n/m	5	-	-	1	-	-	1	-	-
Others	401	(1)	(3)	25	14	132	(10)	(8)	110	(5)	(10)	134	11	7
Total Cardiovascular	6,916	12	10	2,700	5	1,654	6	8	1,268	31	17	1,294	23	18
Respiratory:
Symbicort	2,005	23	22	529	58	1,013	5	6	192	68	51	271	28	24
Pulmicort	639	(31)	(32)	237	(59)	158	(2)	(1)	78	11	3	166	41	36
Rhinocort	175	(12)	(14)	74	(27)	30	(12)	(12)	11	10	-	60	11	6
Others	194	2	(1)	37	3	88	(2)	(2)	18	-	(6)	51	9	2
Total Respiratory	3,013	2	1	877	(16)	1,289	3	4	299	41	28	548	27	23
Oncology:
Arimidex	1,234	(13)	(14)	472	(28)	440	(5)	(3)	207	10	2	115	2	(1)
Casodex	431	(34)	(36)	14	(89)	87	(40)	(39)	252	(15)	(19)	78	(5)	(9)
Zoladex	813	3	(1)	34	(8)	209	(16)	(16)	324	8	-	246	24	19
Iressa	278	28	24	3	(25)	29	n/m	n/m	128	12	7	118	23	19
Others	307	15	14	103	11	96	14	18	42	2	(2)	66	32	26
Total Oncology	3,063	(9)	(10)	626	(32)	861	(9)	(7)	953	1	(5)	623	15	11
Neuroscience:
Seroquel IR	3,124	-	(1)	2,337	1	420	(14)	(13)	175	16	5	192	6	(2)
Seroquel XR	838	76	76	477	101	252	33	37	42	100	76	67	139	132
Local Anaesthetics	443	2	(1)	24	(20)	194	(4)	(2)	132	11	1	93	13	7
Zomig	318	-	(1)	130	(4)	129	(1)	1	50	16	7	9	(10)	(20)
Diprivan	241	14	10	38	12	39	(17)	(15)	53	23	16	111	28	21
Vimovo	5	n/m	n/m	5	n/m	-	-	-	-	-	-	-	-	-
Others	29	(12)	(15)	1	(80)	20	(5)	(5)	2	-	-	6	20	-
Total Neuroscience	4,998	9	8	3,012	10	1,054	(2)	(1)	454	20	9	478	22	14
Infection & Other:
Synagis	641	(6)	(6)	370	(29)	271	67	67	-	-	-	-	-	-
Non Seasonal Flu	39	(74)	(74)	39	(74)	-	-	-	-	-	-	-	-	-
Merrem	634	-	(3)	107	(17)	261	-	2	41	14	(3)	225	7	1
FluMist	123	31	31	123	31	-	-	-	-	-	-	-	-	-
Others	83	(27)	(30)	46	(27)	4	(85)	(85)	10	-	(70)	23	77	100
Total Infection & Other	1,520	(9)	(10)	685	(28)	536	19	20	51	11	(17)	248	11	7
Aptium Oncology	165	(49)	(49)	165	(49)	-	-	-	-	-	-	-	-	-
Astra Tech	389	7	7	75	23	284	3	4	29	7	(4)	1	-	-
Total	24,652	3	2	10,273	(5)	6,821	2	4	3,701	18	7	3,857	21	16

10	THIRD QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	3rd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2010 $m	Actual Growth %	3rd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2010 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,242	-	2	682	(1)	282	(9)	1	111	12	5	167	16	16
Losec/Prilosec	233	(3)	(4)	8	(56)	60	(3)	5	102	-	(8)	63	9	9
Other	37	9	12	23	21	11	(8)	8	2	-	-	1	-	(100)
Total Gastrointestinal	1,512	-	1	713	(2)	353	(8)	2	215	6	(1)	231	14	13
Cardiovascular:
Crestor	1,374	20	20	626	20	265	4	16	330	35	25	153	23	23
Seloken/Toprol-XL	273	(34)	(34)	149	(49)	21	(16)	(8)	10	-	(10)	93	8	8
Atacand	359	(3)	1	52	(26)	170	(9)	1	56	12	6	81	27	28
Zestril	35	(26)	(21)	2	(60)	19	(21)	(13)	4	(20)	(40)	10	(23)	(15)
Plendil	63	5	5	4	-	6	(33)	(33)	4	33	33	49	11	11
OnglyzaTM	19	111	111	16	78	2	-	-	1	-	-	-	-	-
Others	126	(13)	(11)	3	(80)	40	(15)	(6)	36	(3)	(11)	47	4	7
Total Cardiovascular	2,249	3	4	852	(7)	523	(4)	6	441	26	17	433	15	16
Respiratory:
Symbicort	640	14	19	175	40	303	(5)	4	70	63	56	92	24	26
Pulmicort	180	(44)	(43)	61	(71)	43	(12)	(4)	26	8	-	50	25	25
Rhinocort	55	(13)	(13)	21	(25)	8	(11)	-	5	25	25	21	(5)	(9)
Others	61	(5)	(2)	13	8	27	(13)	(6)	6	-	(17)	15	-	7
Total Respiratory	936	(7)	(4)	270	(27)	381	(7)	2	107	39	31	178	18	19
Oncology:
Arimidex	284	(40)	(38)	43	(80)	133	(17)	(8)	70	8	(2)	38	6	8
Casodex	137	(21)	(23)	3	(79)	26	(37)	(29)	84	(9)	(15)	24	(11)	(11)
Zoladex	268	(5)	(5)	13	(7)	64	(27)	(20)	108	5	(4)	83	8	10
Iressa	102	36	33	1	(50)	14	n/m	n/m	44	10	3	43	43	40
Others	108	17	21	35	17	34	17	31	15	7	1	24	26	26
Total Oncology	899	(18)	(18)	95	(65)	271	(16)	(7)	321	2	(6)	212	12	13
Neuroscience:
Seroquel IR	1,024	(1)	(1)	780	3	130	(20)	(12)	54	(8)	(17)	60	-	(2)
Seroquel XR	279	45	50	156	66	87	13	25	15	88	88	21	62	62
Local Anaesthetics	139	(6)	(5)	6	(45)	57	(12)	(3)	44	5	(2)	32	7	3
Zomig	103	(7)	(5)	42	(11)	41	(9)	-	18	20	7	2	(50)	(25)
Diprivan	85	10	8	13	18	11	(21)	(14)	21	40	33	40	8	3
Vimovo	5	n/m	n/m	5	n/m	-	-	-	-	-	-	-	-	-
Others	9	(18)	(18)	-	(100)	6	(14)	-	-	(100)	(100)	3	200	100
Total Neuroscience	1,644	4	5	1,002	9	332	(10)	(1)	152	9	1	158	9	6
Infection & Other:
Synagis	139	70	70	11	(35)	128	94	94	-	-	-	-	-	-
Non Seasonal Flu	-	(100)	(100)	-	(100)	-	-	-	-	-	-	-	-	-
Merrem	204	(8)	(5)	35	(13)	78	(14)	(5)	12	(14)	(21)	79	4	4
FluMist	120	30	30	120	30	-	-	-	-	-	-	-	-	-
Others	30	(14)	(20)	14	(26)	(3)	n/m	n/m	4	100	(50)	15	114	129
Total Infection & Other	493	(15)	(14)	180	(44)	203	24	29	16	-	(25)	94	15	16
Aptium Oncology	42	(60)	(60)	42	(60)	-	-	-	-	-	-	-	-	-
Astra Tech	123	3	9	25	19	87	(4)	4	10	11	-	1	n/m	n/m
Total	7,898	(4)	(2)	3,179	(13)	2,150	(6)	3	1,262	14	5	1,307	14	14

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year results 2010	27 January 2011
Announcement of first quarter 2011 results	28 April 2011
Annual General Meeting	28 April 2011
Announcement of second quarter and half year 2011 results	28 July 2011
Announcement of third quarter and nine months 2011 results	27 October 2011

DIVIDENDS

The record date for the first interim dividend payable on 13 September 2010 (in the UK, Sweden and the US) was 6 August 2010. Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 4 August 2010. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2010 payable on 14 March 2011 (in the UK, Sweden and the US) will be 4 February 2011. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 2 February 2011. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this presentation and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 142,296 ordinary shares of AstraZeneca PLC at a price of 3153 pence per share on 28 October 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,423,334,946.

A C N Kemp
Company Secretary
29 October 2010

Item 28

ASTRAZENECA ANNOUNCES CO-PROMOTION AGREEMENT WITH DAIICHI SANKYO
FOR NEXIUM IN JAPAN

AstraZeneca today announced an agreement with Daiichi Sankyo for the co-promotion and supply of NEXIUM (esomeprazole magnesium), a proton pump inhibitor, in Japan.

Under the terms of this agreement, AstraZeneca and Daiichi Sankyo will co-promote the product after it is approved for use in Japan. AstraZeneca will manufacture and develop the product and Daiichi Sankyo will be responsible for its distribution.

Daiichi Sankyo will make an initial payment of $100 million to AstraZeneca, paying further undisclosed sums when the product is approved and sales target milestones are achieved.

NEXIUM is approved in more than 120 countries for the treatment of gastroesophageal reflux disease.

AstraZeneca first submitted a regulatory application for NEXIUM in Japan in February 2010.

– ENDS –

NOTES TO EDITORS:

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

CONTACTS:

Media Enquiries:
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Laura Woodin	+44 20 7604 8031 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 20 7604 8122 mob: +44 7775 704032
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Clive Morris	+44 20 7604 8124 mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

29 October 2010

Item 29

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 29 October 2010 the following Directors of the Company notified us that, on 29 October 2010, they purchased AstraZeneca PLC Ordinary Shares of $0.25 each.

Name of Director	Number of shares purchased	Purchase price	Number of shares held following purchase	Percentage of shares in issue
Louis Schweitzer	2,460	3137p	9,115	0.0006
Jane Henney	252	3137p	1,314	0.00009
Rudy Markham	249	3137p	1,940	0.0001
Nancy Rothwell	252	3137p	1,314	0.00009

A C N Kemp
Company Secretary
29 October 2010